Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

PRGX USA, INC.,

BRAVEHEART MERGER CO.,

LAVANTE, INC.,

POINTGUARD VENTURES I, L.P.

AND

KRISH PANU

(AS STOCKHOLDER REPRESENTATIVE)

As of October 25, 2016

i

LIST OF EXHIBITS

Exhibit A	Restated Certificate
Exhibit B	Persons with Knowledge
Exhibit C	Form of Letter of Transmittal
Exhibit D	Form of Stockholder Written Consent
Exhibit E	Opinion of Counsel to the Company

LIST OF DISCLOSURE SCHEDULES

Schedule 3.8	Net Working Capital Example
Schedule 3.9(a)(vi)	Legacy SIM Clients
Schedule 3.10	Holdback Contracts
Schedule 4.1(a)	Qualifications to Do Business
Schedule 4.4(a)	Share Capitalization
Schedule 4.4(b)	Stock Options
Schedule 4.4(c)	Other Capitalization Matters
Schedule 4.5(b)	Leased Real Property
Schedule 4.6	Title Exceptions; List of Assets
Schedule 4.7	Financial Statements
Schedule 4.8	Undisclosed Liabilities
Schedule 4.9	Certain Changes
Schedule 4.10	Legal Proceedings
Schedule 4.11	Exceptions to Compliance with Law
Schedule 4.12	Company Contracts
Schedule 4.13(a)	Tax Exceptions
Schedule 4.14	Employees and Independent Contractors
Schedule 4.15(a)	List of Company Benefit Plans
Schedule 4.15(c)	Exceptions to Company Benefit Plans
Schedule 4.16	Insurance Policies
Schedule 4.17(a)	Company Registered Intellectual Property
Schedule 4.17(b)	Company Proprietary Software
Schedule 4.17(c)	Company Licensed Software
Schedule 4.17(d)	Other Company Intellectual Property
Schedule 4.17(k)	Source Code Disclosure
Schedule 4.17(m)	Open Source Software
Schedule 4.18	Transactions with Affiliates
Schedule 4.19	Client and Supplier Relations
Schedule 4.22	Client Data
Schedule 4.23	Bank Accounts
Schedule 5.3	Purchaser Consents
Schedule 7.2(e)	Required Third Party Consents
Schedule 7.2(l)	Agreements/Arrangements to be Terminated
Schedule 7.2(m)	Employment Documents

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 25, 2016, is made and entered into by and among PRGX USA, INC., a Georgia corporation (the “Purchaser”); BRAVEHEART MERGER CO., a Delaware corporation and wholly owned subsidiary of the Purchaser (“Merger Sub”); LAVANTE, INC., a Delaware corporation (the “Company”); PointGuard Ventures I, L.P., a Delaware limited partnership (“PointGuard” or the “Major Stockholder”; and Krish Panu, in the capacity of the Stockholder Representative. The Purchaser, Merger Sub, the Company, the Major Stockholder and the Stockholder Representative are sometimes individually referred to herein as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement are defined in Section 1.1 of this Agreement.

W I T N E S S E T H:

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Parties propose to merge Merger Sub with and into the Company (the “Merger”) so that the Company will continue as the surviving corporation of the Merger as a wholly owned subsidiary of the Purchaser;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company in accordance with the Delaware General Corporation Law (the “DGCL”) and other applicable Law;

WHEREAS, in order to facilitate the Merger, the Company Board has unanimously approved and adopted an Amended and Restated Certificate of Incorporation of the Company in the form attached hereto as Exhibit A (the “Restated Certificate”);

WHEREAS, immediately following the execution of this Agreement, the Company shall seek to obtain the approval by written consent of the requisite holders of its capital stock necessary to approve the Merger and the transactions contemplated by this Agreement (including the Restated Certificate), in accordance with the requirements of the DCGL and other applicable Law;

WHEREAS, the respective boards of directors of the Purchaser and Merger Sub have unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Purchaser, Merger Sub and their respective stockholders, and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, each Party hereby agrees as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

Section 1.1 Definitions. The following terms, as used herein, have the following meanings:

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Bridge Notes” means those certain Senior Subordinated Convertible Promissory Notes issued by the Company to certain of the Stockholders from time to time.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in Atlanta, Georgia.

“Cap” means an amount equal to $2,500,000.

“Closing” means the consummation of the transactions contemplated by this Agreement as set forth in Section 8.1 of this Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” means the Company’s common stock, $0.001 par value per share.

“Company Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Company in connection with the transactions contemplated by this Agreement.

“Company Benefit Plan” means each Employee Benefit Plan that the Company is a party to, sponsors, maintains, contributes to or participates in, or has an obligation to contribute to or participate in, or with respect to which the Company has any liability (contingent or otherwise) including as the result of any ERISA Affiliate or any guaranty or indemnity or with respect to any previously-terminated Employee Benefit Plan.

“Company Indebtedness” means, of the Company, without duplication, (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) amounts owing as deferred purchase price for property or services, including all seller notes, “earn-out” payments and installment sale contracts or other Contracts relating to the deferred and unpaid purchase price of property or services, (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (d) obligations under any interest rate, currency or other hedging agreement, (e) obligations under any performance bond or letter of credit, (f) all capitalized lease obligations as determined under GAAP, (g) guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (f) above, and (h) for clauses (a) through (g) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” cost or similar payments associated with the repayments of such Indebtedness on the Closing Date to the extent paid on the Closing Date.

“Company Intellectual Property” means Intellectual Property that is owned by or licensed to the Company, including the Company Licensed Software, the Company Proprietary Software and the Company Registered Intellectual Property.

“Company Licensed Software” means Software (other than Company Proprietary Software) used by the Company.

“Company Proprietary Software” means Software owned by the Company.

“Company Registered Intellectual Property” means Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any Governmental Entity and owned by, filed in the name of, or licensed to the Company.

“Company Software” means the Company Licensed Software and Company Proprietary Software.

“Company Transaction Costs” means all broker or finder, legal, accounting, Tax, consulting and financial advisory and other fees and expenses (including any transfer Taxes, fees and expenses, the costs of directors’ and officers’ “tail” liability insurance, and the costs of preparing and delivering any notice, consent, authorization, permit, or license) incurred by the Company in connection with this Agreement or the transactions contemplated herein, including such fees and expenses of (a) Needham & Company, LLC and (b) DPA Law Group.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.

“Employee Benefit Plan” means, with respect to any Person, each plan, fund, program, agreement, arrangement, policy or scheme that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions or otherwise has or has had any liability (contingent or otherwise), including as the result of any guaranty or indemnity, providing for employee or other benefits or for the remuneration, direct or indirect, of current or former employees, directors, partners, members, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the spouses, beneficiaries or dependents of any of them (whether written or oral, funded or otherwise), including, without limitation, each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan or program, each “welfare”

plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), each employment, severance, termination, health, vacation, paid time off, summer hours, supplemental unemployment benefit, long term disability, short term disability, life insurance, hospitalization insurance, medical, prescription, surgical, dental, legal, fringe benefit or other benefit plan, fund, program, agreement, arrangement, policy or scheme.

“Employee Liabilities” means any amount payable by the Company to or for the benefit of current or former officers, directors, employees, partners, members, consultants, independent contractors, contingent workers, or leased employees of the Company pursuant to any applicable agreement (whether written or oral), Company Benefit Plan or other governing document or policy as a result of, or in connection with, the transactions contemplated by this Agreement (including, “success fees” or bonuses, severance payments, and any amounts payable to offset any excise Taxes imposed under Sections 409A or 4999 of the Code and the employer portion of any payroll withholding or similar Taxes in connection with any of the foregoing).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person (whether or not incorporated) that together with the Company would be deemed at the relevant time a “single employer” within the meaning of Section 414 of the Code.

“ERISA Affiliate Plan” means each Employee Benefit Plan that the ERISA Affiliate is a party to, sponsors, maintains, contributes to or participates in, or has an obligation to contribute to or participate in, or with respect to which the ERISA Affiliate has any liability (contingent or otherwise) including as the result of any guaranty or indemnity or with respect to any previously-terminated Employee Benefit Plan.

“GAAP” means generally accepted accounting principles as applied in the United States of America.

“Governmental Entity” means any federal, state or local or foreign government, any political subdivision thereof, or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.

“Indemnified Party” means a Purchaser Indemnified Party or a Stockholder Indemnified Party.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, proprietary information, know-how, technology, technical data, customer lists, trade secrets and all documentation relating to any of the foregoing throughout the world; (c) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (f) all Software, databases and data collections and all rights therein throughout the world; (g) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (h) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Knowledge” means that an individual “knows” or has “knowledge” of a given fact, circumstance or condition if such individual is actually aware of such fact or other matter. The Company will be deemed to have “Knowledge” of a particular fact or other matter if an individual who is serving as an officer or director of the Company, or those additional individuals listed on Exhibit B, has, or at any time had, Knowledge of such fact or other matter.

“Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, any Governmental Entity.

“Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), qualifications, franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.

“Liens” mean all mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances of any nature whatsoever.

“Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that is or may be reasonably likely to be materially adverse to the financial condition, results of operations, prospects, properties, assets or liabilities (including contingent liabilities) of the Company. A Material Adverse Effect shall also include any state of facts, change, event or occurrence that shall have occurred or been threatened that (when taken together with all other states of facts, changes, events, effects or occurrences that have occurred or been threatened) is or would be reasonably likely to prevent or materially delay the performance by the Company or the Major Stockholder of any of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

“Merger Consideration” means the Net Closing Payment, adjusted as contemplated herein, plus any Earnout Payments that become payable pursuant to the terms of this Agreement, plus any Holdback Payments that become payable pursuant to the terms of this Agreement.

“Optionholder” means a holder of a Stock Option that is outstanding and unexercised immediately prior to the Effective Time.

“Ordinary Course” means the ordinary course of business consistent with past practice of the Company.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet delinquent and (d) in the case of the Leased Real Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, (i) interfere in any material respect with the present use of or occupancy of the affected parcel by the Company, (ii) have more than an immaterial effect on the value thereof or its use or (iii) would impair the ability of such parcel to be sold for its present use.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or Governmental Entity.

“Preferred Stock” means, collectively, the Series AA Preferred Stock, the Series A2 Preferred Stock, the Series AB Preferred Stock and the Series AC Preferred Stock.

“Purchaser Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Purchaser or Merger Sub in connection with the transactions contemplated by this Agreement.

“Purchaser Indemnified Parties” means the Purchaser and each of its Affiliates, and each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Requisite Company Vote” means adoption of this Agreement (including approval of the Merger) by the affirmative vote or consent of Stockholders representing (a) a majority of the outstanding shares of the Common Stock and the Preferred Stock (voting as a single class), (b) at least 66.7% of the outstanding shares of Preferred Stock (voting as a single class), and (c) a majority of the outstanding shares of each class of capital stock of the Company (each voting as a separate class).

“Series AA Preferred Stock” means the Company’s Series AA Preferred Stock, $0.001 par value per share.

“Series A2 Preferred Stock” means the Company’s Series A2 Preferred Stock, $0.001 par value per share.

“Series AB Preferred Stock” means the Company’s Series AB Preferred Stock, $0.001 par value per share.

“Series AC Preferred Stock” means the Company’s Series AC Preferred Stock, $0.001 par value per share.

“Software” means any computer software program, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form, including all comments, documents and any procedural code.

“Stock Option” means an outstanding option to purchase Common Stock (whether vested or unvested) granted under the Stock Incentive Plan or otherwise.

“Stock Incentive Plan” means the Lavante, Inc. 2008 Stock Incentive Plan.

“Stockholder” means a holder of Common Stock, Series AA Preferred Stock, Series A2 Preferred Stock, Series AB Preferred Stock and/or Series AC Preferred Stock, in each case, outstanding immediately prior to the Effective Time.

“Stockholder Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by any Stockholder or the Stockholder Representative in connection with the transactions contemplated by this Agreement.

“Stockholder Indemnified Parties” means the Stockholders and their respective heirs, executors, successors and assigns.

“Taxes” means any and all taxes, charges (including customs duties or fines), fees, levies, imposts, duties or other assessments of any kind whatsoever, imposed by or payable to any federal, state, provincial, local, or foreign Governmental Entity, including any gross income, net income, alternative or add-on minimum, franchise, profits or excess profits, gross receipts, estimated, capital, goods, services, documentary, use, transfer, ad valorem, business rates, value added, sales, customs, real or personal property, escheat, capital stock, license, payroll, withholding or back-up withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, occupancy, transfer, gains and environmental taxes, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto.

“Tax Return” means any report, return, declaration, claim for refund, or other information supplied or required to be supplied to a Governmental Entity in connection with Taxes, including any schedule or attachment thereto, including estimated returns and reports of every kind, and including any amendment thereof.

Section 1.2 Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Applicable Benefit Laws	4.15(c)
Applicable Period	3.9(a)
Arbitrator	3.9(e)
Base SIM Revenue Amount	3.9(a)
Basket	10.6(a)
Certificate of Merger	2.1
Certificates	3.8
Client Contracts	4.12(k)
Client Data	4.22
Closing Date	8.1

Closing Date Amount	3.1(a)
Closing Date Employee Liabilities	3.2(d)
Closing Date Indebtedness	3.2(b)
Closing Date Statement	3.2
Closing Date Transaction Costs	3.2(c)
Company	Preamble
Company Board	Recitals
Company Contracts	4.12
Confidential Information	6.7(a)
Consent Period	3.10(b)
D&O Tail Policy	6.11
DGCL	Recitals
Dissenting Shares	3.6
DOL	4.15(c)
Earnout Payment	3.9(f)
Earnout Payments	3.9(f)
Effective Time	2.1
Equityholder Payment Instructions	3.2(e)
Estimated Working Capital	3.2(a)
Final Earnout Calculation Schedule	3.9(i)
Final Working Capital Schedule	3.8(e)
Financial Statements	4.7
First Period	3.9(a)
First Period Legacy Earnout Payment	3.9(b)
First Period Legacy Revenue	3.9(a)
First Period New Earnout Payment	3.9(c)
First Period New Revenue	3.9(a)
Holdback Amount	3.10(a)
Holdback Contract	3.10(a)
Holdback Payment	3.10(c)
Indemnifying Party	10.3(a)
IRS	4.15(c)
Leased Real Property	4.5(b)
Leases	4.5(b)
Legacy SIM Clients	3.9(a)
Legal Dispute	11.4
Letter of Transmittal	3.8
Limited License	4.17(m)
Major Stockholder	Preamble
Material Clients	4.19
Merger	Recitals
Merger Sub	Preamble
Net Closing Payment	3.3(d)
Net Working Capital	3.8(b)
New SIM Clients	3.9(a)
Outside Date	9.1(d)

Partial Base SIM Revenue Amount	3.9(a)
Parties	Preamble
Party	Preamble
PointGuard	Preamble
PointGuard Managers	6.7(b)
Preliminary Earnout Calculation Schedule	3.9(g)
Preliminary Working Capital Schedule	3.8(c)
Purchaser	Preamble
Purchaser Losses	10.1
Purchaser Parent	3.9(a)
Qualified Consent	3.10(a)
Restated Certificate	Recitals
Restricted Activities	6.7(a)
Restricted Period	6.7(a)
Second Period	3.9(a)
Second Period Legacy Earnout Payment	3.9(d)
Second Period Legacy Revenue	3.9(a)
Second Period New Earnout Payment	3.9(e)
Second Period New Revenue	3.9(a)
SIM Services	3.9(a)
Stockholder Losses	10.2
Stockholder Notice	6.10(b)
Stockholder Representative	11.12(a)
Stockholder Written Consent	6.10(a)
Surviving Corporation	2.2
Surviving Representations	10.4
Territory	6.7(a)
Third Period	3.9(a)
Third Period New Earnout Payment	3.9(f)
Third Period New Revenue	3.9(a)
Total Holdback Amount	3.10(a)
Trade Secrets	6.7(a)
Working Capital Surplus Payment	3.8(f)

Section 1.3 Construction. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other genders, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (d) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days” mean and refer to calendar day(s) and (f) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time and (ii) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

Section 1.4 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

ARTICLE II

MERGER

Section 2.1 Agreement to Merge. Subject to the terms and conditions of this Agreement, on the Closing Date, Merger Sub shall merge with and into the Company at the Effective Time. The Parties shall cause a certificate of merger (the “Certificate of Merger”) to be properly executed and filed on the Closing Date with the Secretary of State of Delaware. The “Effective Time” shall be the time at which the Certificate of Merger is filed with the Secretary of State of Delaware or such later time as is specified in the Certificate of Merger.

Section 2.2 Effects of the Merger. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”). The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 2.3 Certificate of Incorporation; By-laws. At the Effective Time, (a) the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law, and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation or as provided by applicable Law; provided, however, in each case, that the name of the corporation set forth therein shall be changed to the name of the Company.

Section 2.4 Directors and Officers. The directors and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE III

MERGER CONSIDERATION; EARNOUT; ADJUSTMENTS

Section 3.1 Merger Consideration.

(a) Subject to the terms and conditions set forth in this Agreement, the aggregate cash amount to be paid by the Purchaser at Closing (such amount, the “Closing Date Amount”) shall be equal to (i) FOUR MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS ($4,250,000), minus (ii) the Total Holdback Amount.

(b) In addition, the Purchaser shall be required to pay the Earnout Payments, if any, pursuant to the terms of, and subject to the conditions set forth in, Section 3.9.

Section 3.2 Closing Date Statement. Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the “Closing Date Statement”), signed by the Chief Executive Officer and Chief Financial Officer of the Company, which sets forth:

(a) the Company’s good faith estimate of the Net Working Capital (the “Estimated Working Capital”);

(b) a summary, by lender or lessor, of all Company Indebtedness as of the Closing Date (the “Closing Date Indebtedness”), including any amounts payable in respect of warrants issued in connection with any past or present Company Indebtedness;

(c) a summary, by payee, of all Company Transaction Costs not paid prior to the Closing Date (the “Closing Date Transaction Costs”);

(d) a summary, by payee, of all Employee Liabilities not paid prior to the Closing (the “Closing Date Employee Liabilities”); and

(e) the names and addresses of all of the Stockholders and Optionholders, the number and class and/or series of capital stock of the Company held by each Stockholder as of the Closing Date, the number of shares of Common Stock subject to Stock Options held by each Optionholder as of the Closing Date (together with the exercise price for such Stock Options), and the allocation of Merger Consideration as percentages, as applicable, of the Net Closing Payment and/or of contingent Earnout Payments by threshold to such Stockholder or Optionholder in accordance with the Company’s certificate of incorporation (collectively, the “Equityholder Payment Instructions”). For purposes of the Equityholder Payment Instructions, the shares of Common Stock subject to the Stock Options shall be deemed to be issued and outstanding immediately prior to the Effective Time, and each Optionholder shall be treated as the holder of the number of shares of Common Stock subject to the Stock Options held by such Optionholder (with any amount payable in respect thereof being reduced by the aggregate exercise price of such Stock Options).

Attached to the Closing Date Statement shall be (i) reasonably detailed calculations of the Estimated Working Capital, (ii) copies of the pay-off letters and termination agreements delivered in accordance with Section 7.2(f) with respect to the Closing Date Indebtedness, and (iii) documentation that confirms that, upon payment of the respective amounts for Closing Date Transaction Costs and Closing Date Employee Liabilities, as applicable, specified in the Closing Date Statement, each such payee shall have been paid in full for all Company Transaction Costs or Employee Liabilities, as applicable, and the Company shall have paid in full all payroll withholdings or similar Taxes on any such payments including the employer portion of any payroll withholdings or similar Taxes in connection with any of the foregoing. The Parties agree that the Purchaser shall be entitled to rely on the Closing Date Statement (including the Equityholder Payment Instructions) in making payments under this Article III, and the Purchaser shall not be responsible for the calculations or the determinations regarding the Closing Date Statement (including the Equityholder Payment Instructions).

Section 3.3 Payment of Closing Date Amount. Subject to the terms and conditions set forth in this Agreement, on the Closing Date, the Purchaser shall:

(a) on behalf of the Company, pay or cause to be paid to the applicable lender(s) or lessee(s) the aggregate amount of the Closing Date Indebtedness pursuant to the Closing Date Statement;

(b) on behalf of the Company, pay or cause to be paid to the applicable payees the aggregate amount of the Closing Date Transaction Costs pursuant to the Closing Date Statement;

(c) on behalf of the Company, pay or cause to be paid to the applicable payee(s) the aggregate amount of the Employee Liabilities pursuant to the Closing Date Statement and all payroll withholdings or similar Taxes on any such payments including the employer portion of any payroll withholdings or similar Taxes in connection with any of the foregoing;

(d) pay or cause to be paid to the Stockholders, in accordance with the Equityholder Payment Instructions, an amount (the “Net Closing Payment”) equal to (i) the Closing Date Amount, minus (ii) the sum of the aggregate payments contemplated pursuant to clauses (a)-(c) of this Section 3.3, plus (iii) the Estimated Working Capital (which, if it is a negative number, shall decrease the Net Closing Payment).

All payments required under this Section 3.3 shall be made at Closing by the wire transfer of immediately available funds to such bank accounts as shall be designated in the Closing Date Statement.

Section 3.4 Effect on Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub, the Company, any Stockholder or any other Person:

(a) Any shares of capital stock of the Company that are owned by the Company (as treasury stock or otherwise) immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Each share of Series AC Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares to be cancelled and retired in accordance with Section 3.4(a) and (ii) Dissenting Shares) shall be converted into the right to receive (A) such amount payable in respect of such share from the Net Closing Payment as provided in this Agreement and (B) such amounts, if any, that may become payable in respect of such share in the future from the Working Capital Surplus Payment, if any, the Earnout Payments, if any, and the Holdback Payments, if any, in each case, as provided in this Agreement, at the respective times and subject to the contingencies specified herein.

(c) Each share of Series AB Preferred Stock, Series AA Preferred Stock, Series A-2 Preferred Stock and Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares to be cancelled and retired in accordance with Section 3.4(a) and (ii) Dissenting Shares) shall be converted into the right to receive such amounts, if any, that may become payable in respect of such share in the future from the Earnout Payments, if any, as provided in this Agreement, at the respective times and subject to the contingencies specified herein. For the avoidance of doubt, as reflected by the Equityholder Payment Instructions, the holders of such shares shall not receive any payment or distribution for such shares on the Closing Date.

(d) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time of the Merger will be converted into one share of the common stock, par value $0.001 per share, of the Surviving Corporation, and such common stock of the Surviving Corporation issued on that conversion will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time.

Section 3.5 Treatment of Options.

(a) At the Effective Time, each Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger, fully vested and, without any action on the part of the Purchaser, Merger Sub, the Company, any Optionholder or any other Person, cancelled and each Optionholder shall cease to have any rights with respect thereto other than the right to receive such amounts, if any, that may become payable in respect of such Stock Option in the future from the Earnout Payments, if any, as provided in this Agreement, at the respective times and subject to the contingencies specified herein. For the avoidance of doubt, as reflected by the Equityholder Payment Instructions, the Optionholders shall not receive any payment or distribution for Stock Options on the Closing Date.

(b) Prior to the Closing Date, the Company, the Company Board and the appropriate committee(s) of the Company Board, as applicable, shall adopt any resolutions and take all other actions necessary to (i) effectuate the provisions of Section 3.5(a) and (ii) cause the Stock Incentive Plan to terminate at or prior to the Effective Time.

Section 3.6 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 3.4, shares of capital stock of the Company issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 3.4(a)) and held by a holder who has not voted in favor of adoption of this Agreement (including approval of the Merger) or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL or Chapter 13 of the California General Corporation Law (to the extent applicable to the Company by virtue of Section 2115 thereof) (such shares, in either case, being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under applicable Law with respect to such shares) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall be entitled to only such rights as are granted by the DGCL or the California General Corporation Law, as applicable; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to applicable Law or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the DGCL or the California General Corporation Law, as applicable, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 3.4, without interest thereon. The Company shall provide the Purchaser prompt written notice of any demands received by the Company for appraisal of shares of capital stock of the Company, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL or the California General Corporation Law that relates to such demand, and the Purchaser shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of the Purchaser, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section 3.7 Exchange of Certificates.

(a) Prior to receiving any Merger Consideration, each holder of record of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of capital stock of the Company (the “Certificates”) shall have delivered to the Purchaser or its agent (i) a properly completed and duly executed letter of transmittal, in substantially the form attached hereto as Exhibit C (a “Letter of Transmittal”) and (ii) the Certificates held of record by such holder. If any Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, it shall be a condition of exchange that such Certificate shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the exchange to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Purchaser that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.7, each Certificate shall be deemed as of the Effective Time to represent only the right to receive, upon surrender of such Certificate in accordance with this Section 3.7(a), the portion of the Merger Consideration, if any, into which the shares represented by such Certificate shall have been converted pursuant to Section 3.7.

(b) All Merger Consideration paid or payable upon the surrender of Certificates in accordance with the terms of this Article III shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to the shares represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the portion of the Merger Consideration, if any, payable pursuant to this Agreement as provided in this Article III.

(c) None of the Purchaser, Merger Sub or the Surviving Corporation shall be liable to any former Stockholder or Optionholder for any portion of the Merger Consideration or interest thereon properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.8 Working Capital Adjustment.

(a) The Parties acknowledge the consideration being paid by the Purchaser pursuant to Section 3.1 has been based on the assumption that the Net Working Capital shall be zero.

(b) For purposes hereof, the “Net Working Capital” means the aggregate amount of current assets (less applicable reserves) of the Company less (i) the aggregate amount of current liabilities of the Company, in each case determined as of the Closing Date in accordance with GAAP and, to the extent not in conflict with GAAP, consistent with the accounting policies used in the preparation of the Financial Statements. For illustrative purposes only, attached hereto as Schedule 3.8 is an example of the format that shall be used for calculation of the Net Working Capital.

(c) As promptly as practicable following the Closing Date (and, in any event, by no later than sixty (60) days after the Closing Date), the Purchaser will prepare and deliver to the Stockholder Representative a calculation of the Net Working Capital, which shall be set forth in a balance sheet format detailing the calculation thereof (the “Preliminary Working Capital Schedule”). The Purchaser shall permit the Stockholder Representative and its representatives to have reasonable access to the books, records and other documents pertaining to or used in connection with the preparation of the Preliminary Working Capital Schedule.

(d) The Stockholder Representative shall have twenty (20) days following receipt of the Preliminary Working Capital Schedule during which to notify the Purchaser of any dispute of any item contained in the Preliminary Working Capital Schedule, which notice shall set forth in reasonable detail the basis for such dispute. If the Stockholder Representative does not notify the Purchaser of any dispute within such twenty (20) day period, the Preliminary Working Capital Schedule shall be deemed to be the Final Working Capital Schedule. The Purchaser and the Stockholder Representative shall cooperate in good faith to resolve any dispute as promptly as possible, and upon such resolution, the Final Working Capital Schedule shall be prepared in accordance with the agreement of the Purchaser and the Stockholder Representative.

(e) If the Purchaser and the Stockholder Representative are unable to resolve any dispute regarding the Preliminary Working Capital Schedule within fifteen (15) days (or such longer period as the Purchaser and the Stockholder Representative shall agree in writing) of notice of a dispute, the Purchaser and the Stockholder Representative shall engage an independent accounting firm mutually agreeable to such Parties (the “Arbitrator”) to resolve all issues having a bearing on such dispute and such resolution shall be final and binding on the Parties. The Purchaser and the Stockholder Representative shall cooperate in good faith to assist the Arbitrator in connection with its work and to provide any information reasonably requested by the Arbitrator in connection therewith as promptly as possible. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days of its engagement. The expenses of the Arbitrator shall be shared equally by the Major Stockholder, on the one hand, and the Purchaser, on the other hand. The calculation of the Net Working Capital as finally determined pursuant to this Section 3.8 is referred to herein as the “Final Working Capital Schedule”.

(f) Within five (5) Business Days after the determination of the Final Working Capital Schedule in accordance with this Section 3.8, (i) if the amount of the Net Working Capital calculated in accordance with Section 3.8 is less than the Estimated Working Capital, then the Major Stockholder shall pay to the Purchaser an amount equal to the difference between the Estimated Working Capital and the Net Working Capital or (ii) if the amount of the Net Working Capital calculated in accordance with Section 3.8 is greater than the Estimated Working Capital, then the Purchaser shall pay to the Stockholders, in accordance with the Equityholder Payment Instructions, an amount equal to the difference between the Estimated Working Capital and the Net Working Capital. Any such amount payable to the Stockholders pursuant to the foregoing clause (ii) shall be referred to herein as the “Working Capital Surplus Payment.” Any payment required under this Section 3.8(f) shall be made in cash by the wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient at least three (3) Business Days prior to the applicable payment date.

Section 3.9 Earnout Payments.

(a) For purposes of this Section 3.9, the following definitions shall apply:

(i) “Applicable Period” shall mean, as applicable, the First Period, the Second Period or the Third Period.

(ii) “Base SIM Revenue Amount” shall mean the revenue for the twelve (12) month period ending on the last day of the month immediately preceding the Closing Date in respect of SIM Services provided by the Company to Legacy SIM Clients.

(iii) “First Period” shall mean the period commencing on the Closing Date and ending on December 31, 2016.

(iv) “First Period Legacy Revenue” shall mean the revenue for the First Period in respect of SIM Services provided by Purchaser Parent or its subsidiaries (including the Company) to Legacy SIM Clients.

(v) “First Period New Revenue” shall mean the revenue for the First Period in respect of SIM Services provided by Purchaser Parent or its subsidiaries (including the Company) to New SIM Clients.

(vi) “Legacy SIM Clients” shall mean the clients or prospects of the Company specifically listed on Schedule 3.9(a)(vi).

(vii) “New SIM Clients” shall mean any clients (other than Legacy SIM Clients) that enter into a Contract following the Closing Date with Purchaser Parent or its subsidiaries (including the Company) for the provision of SIM Services.

(viii) “Partial Base SIM Revenue Amount” shall mean the product obtained by multiplying (A) the Base SIM Revenue Amount, by (B) the fraction obtained by dividing (1) the number of calendar days between the Closing Date and December 31, 2016, by (2) 365.

(ix) “Purchaser Parent” shall mean PRGX Global, Inc., a Georgia corporation.

(x) “Second Period” shall mean the period commencing on January 1, 2017 and ending on December 31, 2017.

(xi) “Second Period Legacy Revenue” shall mean the revenue for the Second Period in respect of SIM Services provided by Purchaser Parent or its subsidiaries (including the Company) to Legacy SIM Clients.

(xii) “Second Period New Revenue” shall mean the revenue for the Second Period in respect of SIM Services provided by Purchaser Parent or its subsidiaries (including the Company) to New SIM Clients.

(xiii) “SIM Services” shall mean (A) collecting, cleansing and validating business profile, transactional, and capabilities information regarding suppliers from clients, clients’ suppliers and other third parties and (B) providing amalgamated business profile, transactional, and capabilities information regarding suppliers based on such collected information and continuous risk and compliance data monitoring tools to clients purchasing goods and services from, or otherwise evaluating, such suppliers. SIM Services shall include software subscriptions, associated implementation services, and professional services provided in furtherance of the services described in (A) and/or (B) above. SIM Services can be paid for by customers, suppliers or Company business partners. For purposes hereof, SIM Services shall expressly exclude recovery audit services, contract compliance, and spend analytics services (together with any software solutions related to any of the foregoing excluded services) and the CIPS Sustainability Index solution provided by Purchaser Parent and its subsidiaries, except to the extent that the CIPS Sustainability Index solution is delivered to clients utilizing the Company’s SIM Services technology platform included in the Company Proprietary Software.

(xiv) “Third Period” shall mean the period commencing on January 1, 2018 and ending on December 31, 2018.

(xv) “Third Period New Revenue” shall mean the revenue for the Third Period in respect of SIM Services provided by Purchaser Parent or its subsidiaries (including the Company) to New SIM Clients.

(b) Subject to the terms and conditions of this Section 3.9, following the First Period, if the First Period Legacy Revenue is greater than the Partial Base SIM Revenue Amount, then the Purchaser shall pay an amount (such amount, if payable pursuant to this Section 3.9(b), the “First Period Legacy Earnout Payment”) equal to the product obtained by multiplying (i) two (2), by (ii) the amount by which the First Period Legacy Revenue exceeds the Partial Base SIM Revenue Amount.

(c) Subject to the terms and conditions of this Section 3.9, following the First Period, if there is First Period New Revenue, then the Purchaser shall pay an amount (such amount, if payable pursuant to this Section 3.9(c), the “First Period New Earnout Payment”) equal to 100% of the First Period New Revenue.

(d) Subject to the terms and conditions of this Section 3.9, following the Second Period, if the Second Period Legacy Revenue is greater than the Base SIM Revenue Amount, then the Purchaser shall pay an amount (such amount, if payable pursuant to this Section 3.9(d), the “Second Period Legacy Earnout Payment”) equal to the product obtained by multiplying (i) two (2), by (ii) the amount by which the Second Period Legacy Revenue exceeds the Base SIM Revenue Amount.

(e) Subject to the terms and conditions of this Section 3.9, following the Second Period, if there is Second Period New Revenue, then the Purchaser shall pay an amount (such amount, if payable pursuant to this Section 3.9(e), the “Second Period New Earnout Payment”) equal to 100% of the Second Period New Revenue.

(f) Subject to the terms and conditions of this Section 3.9, following the Third Period, if there is Third Period New Revenue, then the Purchaser shall pay an amount (such amount, if payable pursuant to this Section 3.9(f), the “Third Period New Earnout Payment”) equal to 50% of the Third Period New Revenue. The First Period Legacy Earnout Payment, the First Period New Earnout Payment, the Second Period Legacy Earnout Payment, the Second Period New Earnout Payment and/or the Third Period New Earnout Payment are each hereinafter referred to, individually, as an “Earnout Payment” and, collectively, as the “Earnout Payments.”

(g) By no later than forty-five (45) days after the end of each Applicable Period, the Purchaser will prepare and deliver to the Stockholder Representative a reasonably detailed calculation of the Earnout Payment(s), if any, for such Applicable Period (each, a “Preliminary Earnout Calculation Schedule”). The Purchaser shall permit the Stockholder Representative and its representatives to have reasonable access to the books, records and other documents pertaining to or used in connection with the preparation of such Preliminary Earnout Calculation Schedule.

(h) The Stockholder Representative shall have ten (10) days following receipt of a Preliminary Earnout Calculation Schedule during which to notify the Purchaser of any dispute of any item contained in such Preliminary Earnout Calculation Schedule, which notice shall set forth in reasonable detail the basis for such dispute. If the Stockholder Representative does not notify the Purchaser of any dispute within such ten (10) day period, such Preliminary Earnout Calculation Schedule shall be deemed to be the Final Earnout Calculation Schedule for such Applicable Period. The Purchaser and the Stockholder Representative shall cooperate in good faith to resolve any dispute as promptly as possible, and upon such resolution, the Final Earnout Calculation Schedule shall be prepared in accordance with the agreement of the Purchaser and the Stockholder Representative.

(i) If the Purchaser and the Stockholder Representative are unable to resolve any dispute regarding a Preliminary Earnout Calculation Schedule within twenty (20) days (or such longer period as the Purchaser and the Stockholder Representative shall agree in writing) of notice of a dispute, the Purchaser and the Stockholder Representative shall engage the Arbitrator to resolve all issues having a bearing on such dispute and such resolution shall be final and binding on the Parties. The Purchaser and the Stockholder Representative shall cooperate in good faith to assist the Arbitrator in connection with its work and to provide any information reasonably requested by the Arbitrator in connection therewith as promptly as possible. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days of its engagement. The expenses of the Arbitrator shall be shared equally by the Major Stockholder, on the one hand, and the Purchaser, on the other hand. The calculation of an Earnout Payment as finally determined pursuant to this Section 3.9 is referred to herein as the “Final Earnout Calculation Schedule.”

(j) Within five (5) Business Days after the determination of a Final Earnout Calculation Schedule in accordance with this Section 3.9, the Purchaser shall pay or cause to be paid to the Stockholders and Optionholders, in accordance with the Equityholder Payment Instructions, an amount equal to the applicable Earnout Payment(s), if any, set forth on such Final Earnout Calculation Schedule. Any payment required under this Section 3.9 shall be made in cash by the wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient at least three (3) Business Days prior to the applicable payment date.

(k) The Major Stockholder hereby acknowledges that the achievement of applicable revenue results sufficient to result in any Earnout Payments is uncertain and that the Company’s business may not achieve such level, and it is therefore not assured that the Stockholders will be entitled to any Earnout Payments. The Major Stockholder further acknowledges that the Purchaser and/or its Affiliates shall have the right to operate their respective businesses in a manner that they deem to be in the best interests of the Purchaser and/or its Affiliates and their respective shareholders, and no Stockholder will have any right to dispute the determination of any results hereunder based on any claim or allegation that arises out of or relates to the exercise of business judgment by the Purchaser and/or its Affiliates.

(l) For purposes of this Section 3.9, revenue shall be determined in accordance with GAAP in effect on the Closing Date and, to the extent not in conflict with GAAP in effect as of the Closing Date, consistent with the accounting policies used in the preparation of Purchaser Parent’s financial statements included in the forms, reports, statements and documents filed by Purchaser Parent with the Securities and Exchange Commission since January 1, 2016.

Section 3.10 Holdback Contracts.

(a) For purposes of this Agreement, the following definitions shall apply:

(i) “Holdback Amount” means, for any Holdback Contract, the amount set forth as the “Holdback Amount” opposite such Holdback Contract on Schedule 3.10.

(ii) “Holdback Contract” means any Company Contract set forth on Schedule 3.10 for which a Qualified Consent has not been obtained prior to the Closing.

(iii) “Qualified Consent” means, with respect to a Company Contract set forth on Schedule 3.10, a written consent to and/or waiver of notice of the transactions contemplated by this Agreement, in form and substance substantially consistent with the template attached to Schedule 3.10.

(iv) “Total Holdback Amount” means the aggregate amount of the Holdback Amounts for all Holdback Contracts.

(b) For the period beginning on the Closing Date and ending on the date that is ninety (90) days after the Closing Date (the “Consent Period”), within ten (10) Business Days following the end of each calendar month during the Consent Period, the Purchaser shall pay to the Stockholders, in accordance with the Equityholder Payment Instructions, an amount equal to the Holdback Amount for any Holdback Contract for which a Qualified Consent has been obtained during such month. For the avoidance of doubt, the Purchaser shall not be required to make any payments under this Section 3.10(b) in respect of any Qualified Consent that is obtained after the expiration of the Consent Period.

(c) Any such amount payable to the Stockholders pursuant to Section 3.10(b) shall be referred to herein as a “Holdback Payment.” Any such payment shall be made in cash by the wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient at least three (3) Business Days prior to the applicable payment date.

Section 3.11 Withholding. Each of the Purchaser, Merger Sub, the Surviving Corporation and the Major Stockholder shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article III such amounts as may be required to be deducted and withheld with respect to the making of such payment under any provision of Tax Law. To the extent that amounts are so deducted and withheld by the Purchaser, Merger Sub, the Surviving Corporation or the Major Stockholder, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Purchaser, Merger Sub, the Surviving Corporation or the Major Stockholder, as the case may be, made such deduction and withholding.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE MAJOR

STOCKHOLDER

Except as set forth in the Company disclosure schedules delivered by the Company concurrently with the execution of this Agreement and incorporated herein, the Company and the Major Stockholder hereby represent and warrant to the Purchaser and Merger Sub as follows:

Section 4.1 Organization; No Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or registered as a foreign corporation to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration. The Company has heretofore made available to the Purchaser true, correct and complete copies of its charter documents as currently in effect and its corporate or company record books with respect to actions taken by its stockholders and directors. Schedule 4.1(a) contains a true, correct and complete list of the jurisdictions in which the Company is qualified or registered to do business as a foreign corporation.

(b) The Company has never owned, and does not currently own, directly or indirectly, any capital stock or other securities or interests in any other corporation or in any limited liability company, partnership, joint venture or other entity.

Section 4.2 Authorization.

(a) The Major Stockholder has the right, power and capacity to execute and deliver this Agreement and the Stockholder Ancillary Documents and to perform its obligations under this Agreement and each Stockholder Ancillary Document which the Major Stockholder is a party to and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stockholder Ancillary Documents by the Major Stockholder and the performance by the Major Stockholder of the Major Stockholder’s obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized by the Major Stockholder. This Agreement has been, and the Stockholder Ancillary Documents will be as of the Closing Date, duly executed and delivered by the Major Stockholder and do or will, as the case may be, constitute the valid and binding agreement of the Major Stockholder, enforceable against the Major Stockholder in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

(b) The Company has full power and authority to execute and deliver this Agreement and the Company Ancillary Documents and to perform its obligations under this Agreement and the Company Ancillary Documents and to consummate the transactions contemplated hereby and thereby, subject to, in the case of the Merger, the Requisite Company Vote. The execution and delivery of this Agreement and the Company Ancillary Documents by the Company and the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all requisite corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock required to approve and adopt this Agreement and the Company Ancillary Documents, approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been, and the Company Ancillary Documents shall be as of the Closing Date, duly executed and delivered by the Company and do or shall, as the case may be, constitute the valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3 Absence of Restrictions and Conflicts. The execution, delivery and performance of this Agreement, the Stockholder Ancillary Documents and the Company Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and compliance with the terms and conditions hereof and thereof do not or shall not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under, require the consent, notice or other action by any Person under, or create in any Person the right to terminate, modify or cancel, (a) any term or provision of the charter documents or organizational documents of the Company, (b) except as indicated on Schedule 4.12, any Company Contract or any other Contract, License or other instrument applicable to the Major Stockholder or the Company, (c) any judgment, decree or order of any court or Governmental Entity or agency to which the Company is a party or by which the Company or any of its properties are bound, or (d) any Law or arbitration award applicable to the Company. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Company or the Major Stockholder in connection with the execution, delivery or performance of this Agreement, the Stockholder Ancillary Documents or the Company Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except for the filing of the Certificate of Merger with the Secretary of State of Delaware.

Section 4.4 Capitalization.

(a) The authorized capital stock of the Company will consist immediately prior to the Closing of (i) 80,489,451 shares of Common Stock, of which 23,498,656 shares are issued and outstanding as of the close of business on the date of this Agreement, (ii) 25,172,414 shares of Series AA Preferred Stock, of which 24,137,930 shares are issued and outstanding, and 1,034,484 shares are reserved for issuance under an outstanding warrant as of the close of business on the date of this Agreement, (iii) 13,793,104 shares of Series AB Preferred Stock, all of which are issued and outstanding as of the close of business on the date of this Agreement, (iv) 1,724,138 shares of Series A2 Preferred Stock, all of which are issued and outstanding as of the close of business on the date of this Agreement, and (v) and 14,239,619 shares of Series AC Preferred Stock, of which no shares are issued and outstanding as of the close of business on the date of this Agreement and all of which are to be issued pursuant to Section 6.14 hereof. As of the date hereof, each share of Series AA Preferred Stock, Series A2 Preferred Stock and Series AB Preferred Stock is convertible into one (1) share of Common Stock. All of the issued and outstanding shares of capital stock or other equity interests of the Company (A) are duly authorized, validly issued, fully paid and nonassessable, (B) are held of record by the Persons and in the amounts set forth on Schedule 4.4(a), (C) were not issued to or acquired by the holders thereof in violation of any Law, agreement or the preemptive rights of any Person, and (D) are free of any Liens created by the Company.

(b) Schedule 4.4(b) sets forth as of the date of this Agreement a list of each outstanding Stock Option granted under the Stock Incentive Plan and (i) the name of the holder of such award, (ii) the number and class of shares of capital stock of the Company subject to such outstanding Stock Option, (iii) the exercise price, of such Stock Option, (iv) the date on which such Stock Option was granted, (v) the applicable vesting schedule, and the extent to which such Stock Option is vested and exercisable as of the date hereof, and (vi) the date on which such Stock Option expire, if any. The exercise price of each Stock Option is not less than the fair market value of the underlying shares of capital stock as of the date of grant of the Stock Options. All shares of the capital stock of the Company subject to issuance under Stock Option granted pursuant to the Stock Incentive Plan, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable. The Company has heretofore provided or made available to the Purchaser true and complete copies of the standard form of option agreement and any stock option agreements that differ from such standard form. Other than the Stock Options, there are no other outstanding equity-based awards granted under the Stock Incentive Plan or otherwise.

(c) Except as disclosed on Schedule 4.4(c): (i) no shares of capital stock or other equity interests of the Company are reserved for issuance or are held as treasury shares; (ii) there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the capital stock or other equity interests of the Company other than options granted under the Stock Incentive Plan; (iii) there are no outstanding Contracts of the Company, the Major Stockholder, or any other Person to purchase, redeem or otherwise acquire any outstanding shares of capital stock or other equity interests of the Company, or securities or obligations of any kind convertible into any shares of the capital stock or other equity interests of the Company; (iv) there are no dividends which have accrued or been declared but are unpaid on the capital stock or other equity interests of the Company; (v) there are no outstanding or authorized stock appreciation, dividend equivalent, profit participation, phantom stock, stock plans or similar rights with respect to the Company and (vi) there are no agreements among the stockholders relating to the management of the Company.

(d) All distributions, dividends, repurchases and redemptions of the capital stock or other equity interests of the Company were undertaken in compliance with the applicable governing documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Law. All outstanding shares of capital stock of the Company and Stock Options have been offered, issued, sold and delivered by the Company in tranactions exempt from registration under applicable federal and state securities Laws.

Section 4.5 Real Property.

(a) The Company does not currently own, and has never owned, any parcel of real property.

(b) Schedule 4.5(b) sets forth a true, correct and complete description of each parcel of real property leased by the Company (the “Leased Real Property”). The Company has a valid leasehold interest in the Leased Real Property pursuant to the leases described on Schedule 4.5(b) (the “Leases”), and such Leases are in full force and effect.

Section 4.6 Title to Assets; Related Matters. Except as set forth on Schedule 4.6, the Company has good and marketable title to all of its properties and assets, free and clear of all Liens, except Permitted Liens and for property leased pursuant to leases and software licensed disclosed on the applicable disclosure schedule. All equipment and other items of tangible personal property and assets of the Company (a) are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, (b) were acquired and are usable in the Ordinary Course and (c) conform to all Laws applicable thereto. The Company has no Knowledge of any defect or problem with any such equipment or other items of tangible personal property or assets. No Person other than the Company owns any equipment or other tangible personal property or assets situated on the premises of the Company, except for the leased items that are subject to personal property leases. Schedule 4.6 sets forth a true, correct and complete list and general description of each item of machinery, equipment and other tangible personal property of the Company.

Section 4.7 Financial Statements. The Company has delivered to the Purchaser the following (collectively, the “Financial Statements”): (a) the balance sheets of the Company at December 31, 2014 and December 31, 2015 and the profit and loss statements of the Company for the years then ended; and (b) the balance sheet of the Company at September 30, 2016 and the profit and loss statement of the Company for the nine (9) month period then ended. Copies of the Financial Statements are attached hereto as Schedule 4.7. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Company, and such books and records have been maintained on a consistent basis throughout the periods indicated. Each of the balance sheets included in such Financial Statements (including the related notes and schedules) fairly presents the financial position of the Company as of the date of such balance sheet, and each of the profit and loss statements included in such Financial Statements (including any related notes and schedules) fairly presents the results of operations of the Company for the periods set forth therein, in each case in accordance with GAAP (except as expressly noted therein or on Schedule 4.7) consistently applied during the periods involved. Since December 31, 2015, there has been no change in any of the accounting (and tax accounting) policies, practices or procedures of the Company.

Section 4.8 No Undisclosed Liabilities. The Company has no liabilities or obligations (whether absolute, contingent or otherwise), except (a) as and to the extent disclosed or reserved against in the balance sheet of the Company at September 30, 2016, (b) for liabilities incurred since September 30, 2016 in the Ordinary Course, or (c) as and to the extent set forth in Schedule 4.8 (none of which liabilities or obligations covered clauses (b) or (c), individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect).

Section 4.9 Absence of Certain Changes. Since January 1, 2016 and except as set forth on Schedule 4.9, there has not been (a) any Material Adverse Effect, (b) any damage destruction, loss or casualty to property or assets of the Company with a value in excess of $25,000, whether or not covered by insurance, or (c) any action that would be in violation of Section 6.1.

Section 4.10 Legal Proceedings. Except as set forth in Schedule 4.10, there are no suits, actions, claims, arbitration, proceedings or investigations pending or, to the Knowledge of the Company, threatened against, relating to or involving the Company or its business or assets before any Governmental Entity. None of such suits, actions, claims, proceedings or investigations, if finally determined adversely, are reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. The Company is not a party to or bound by any order, judgment, decree or award of any Governmental Entity.

Section 4.11 Compliance with Law. The Company is (and has been at all times during the past three (3) years) in compliance with all applicable Laws (including, without limitation, applicable Laws relating to anti-money laundering, data protection, zoning, environmental matters and the safety and health of employees), ordinances, regulations and orders of all Governmental Entities. Except as set forth in Schedule 4.11, the Company has not been charged with and, to the Knowledge of the Company, is not now under investigation with respect to, a violation of any applicable Law.

Section 4.12 Company Contracts. Schedule 4.12 sets forth a true, correct and complete list of the following Contracts currently in effect that the Company is a party to or bound by (the “Company Contracts”):

(a) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other Contracts relating to the borrowing of money or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of the Company;

(b) the Leases and any leases or licenses of personal property involving an annual commitment or payment of more than $15,000 individually by the Company;

(c) Contracts that (i) limit or restrict the Company or any officers, directors, managers, employees, stockholders or other equity holders, agents or representatives of the Company (in their capacity as such) from engaging in any business or other activity in any jurisdiction; (ii) grant “most-favored customer” or similar status to any Person; (iii) create or purport to create any exclusive or preferential relationship or arrangement binding the Company; (iv) otherwise restrict or limit the ability of the Company to operate or expand its business; or (v) impose, or purport to impose, any obligations or restrictions on Affiliates of the Company with respect to the business of the Company;

(d) Contracts for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company of an amount in excess of $10,000;

(e) Contracts that provide for any payment or benefit, increase in payments or benefits, or the vesting, acceleration of payment or funding of any payment or benefit, upon the execution hereof or the Closing or in connection with the transactions contemplated hereby, including accelerated payments or vesting or other similar rights or consideration of any kind;

(f) Contracts granting any Person a Lien on all or any part of the assets, properties or rights of the Company;

(g) Contracts granting to any Person an option or a right of first refusal, first-offer or similar preferential right to purchase or acquire any of the assets, properties or rights of the Company;

(h) Contracts with any current or former employee, officer, manager, director, consultant, independent contractor, contingent worker, leased employee, service provider, agent, distributor, reseller or representative or any of their spouses, dependents or beneficiaries, including without limitation employment, bonus, incentive, change in control, severance, termination, consulting or similar agreements;

(i) Contracts granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment, other than licenses by the Company of commercially available software to the Company;

(j) joint venture or partnership Contracts or Contracts entitling any Person to any profits, revenues or cash flows of the Company or its business or requiring payments or other distributions based on such profits, revenues or cash flows;

(k) Contracts with clients of the Company (“Client Contracts”);

(l) Contracts with any Governmental Entity;

(m) Contracts providing for commissions, fees, earn-outs, bonuses, options, pensions, deferred compensation, profit sharing, equity, fringe benefits or other compensation or benefits with respect to any current or former employees, officers, directors, consultants, independent contractors, contingent workers, leased employees, service providers, agents or representatives or containing continuing obligations of the Company or with respect to which the Company has any liability (contingent or otherwise);

(n) Contracts that relate to provision of fiduciary, administrative, recordkeeping or other services in connection with any Company Benefit Plan that is not terminable without penalty or other cost on thirty (30) days’ or less notice; and

(o) Contracts (other than those described in subsections (a) through (n) of this Section 4.12) (i) involving an annual commitment or annual payment to or from the Company of more than $15,000 individually, (ii) that could result in liability to the Company in excess of $50,000 or (iii) that are outside the Ordinary Course or otherwise material to the Company.

True, correct and complete copies of all Company Contracts (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Purchaser. The Company Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the Company and, to the Knowledge of the Company, each other party to such Company Contracts. There are no existing defaults or breaches of the Company under any Company Contract (or, to the Knowledge of the Company, events or conditions which, with notice or lapse of time or both would constitute a default or breach) and, to the Knowledge of the Company, there are no such defaults (or events or conditions which, with notice or lapse of time or both, would constitute a default or breach) with respect to any third party to any Company Contract. Except as otherwise specifically denoted on Schedule 4.12, the Company is not participating in any discussions or negotiations regarding modification of or amendment to any Company Contract or entry in any new material Contract applicable to the Company’s business. Except as otherwise specifically denoted on Schedule 4.12, no Client Contract (or applicable portion thereof) is scheduled to expire or terminate on or prior to June 30, 2017. Schedule 4.12 appropriately denotes the presence or absence of any requirement under each Company Contract to obtain the consent of or notice to the other party thereto to avoid any breach, default or violation of such Contract in connection with the transactions contemplated hereby.

Section 4.13 Tax Returns; Taxes.

(m) Except as otherwise disclosed in Schedule 4.13(a):

(i) all Tax Returns of the Company have been timely and duly filed (taking into account any applicable extension) and are true, correct and complete in all respects;

(ii) all Taxes that are due and payable of the Company (whether or not shown on any Tax Return) have been timely paid in full and all Taxes of the Company not yet due and payable have been fully accrued on the books of the Company;

(iii) there are not now any extensions of time in effect with respect to the dates on which any Tax Returns of the Company were or are due to be filed;

(iv) all deficiencies asserted as a result of any examination of any Tax Returns or Taxes of the Company have been paid in full or finally settled, and no issue has been raised in any such examination which, by application of the same or similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined;

(v) no claims have been asserted and, to the Knowledge of the Company, no proposals or deficiencies for any Taxes of the Company are being asserted, proposed or threatened, and no audit or, to the Knowledge of the Company, investigation of any Tax Return of the Company is currently underway, pending or threatened;

(vi) no claim has ever been made by an authority in a jurisdiction in which the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;

(vii) the Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 required (and any other information reporting required) with respect thereto have been properly completed and timely filed or provided in accordance with all applicable Laws;

(viii) the Company has collected all sales and use Taxes required to be collected and has remitted such amounts to the appropriate Governmental Entities (or has been furnished properly completed exemption certificates) and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax Laws;

(ix) there are no outstanding waivers or agreements by or on behalf of the Company for the extension of time for the assessment of any Taxes or deficiency thereof, nor are there any requests for rulings, outstanding subpoenas or requests for information, notice of proposed reassessment of any property owned or leased by the Company or any other matter pending between the Company and any taxing authority;

(x) there are no Liens for Taxes (other than Liens for Taxes which are not yet due and payable), nor are there any Liens for Taxes which are pending or threatened, against the assets of the Company;

(xi) the Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(xii) within the past two years, the Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(xiii) the Company is not a party to any Tax allocation or Tax sharing, allocation, indemnification or similar agreement or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any Person;

(xiv) the Company has not been a member of an affiliated group filing a consolidated U.S. federal income tax return;

(xv) the Company has no liability for the Taxes of any Person (other than the Company) under U.S. Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract, or otherwise;

(xvi) the Company will not be required to include any adjustment in taxable income for any taxable period (or portion thereof) pursuant to Section 481 of the Code as a result of any change, prior to the Closing, in method of accounting;

(xvii) the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, prepaid amount received on or prior to the Closing Date, use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, or an election under Section 108(i) of the Code;

(xviii) the Company has not entered into with the Internal Revenue Service any closing agreement within the meaning of Section 7121 of the Code;

(xix) the Company has not engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the United States; and

(xx) the Company has not participated in a “reportable transaction,” within the meaning of Section 6707A(c)(1) of the Code and Section 1.6011-4(b)(1) of the Treasury Regulations.

(n) The Company has delivered to the Purchaser true and complete copies of all open income Tax Returns (together with any agent’s reports and any accountants’ work papers) relating to its operations for the years for which Tax Returns are due to have been filed.

Section 4.14 Employees and Independent Contractors. Schedule 4.14 contains a true and complete list of all of the employees, including co-employees, (whether full-time, part-time or otherwise) and independent contractors of the Company as of the date hereof, specifying their position, length of service, annual salary, hourly wages and other amounts paid and other benefits provided to each of them, respectively, consulting or other independent contractor fees, together with an appropriate notation next to the name of any officer or other employee on such list who is subject to any written employment agreement or any other written term sheet or other document describing the terms and/or conditions of employment of such employee or of the rendering of services by such independent contractor. Except as specifically noted on Schedule 4.14, the Company is not a party to or bound by any consulting agreements or termination or severance agreements or other Contracts in respect of any officer, employee or former employee, consultant or independent contractor. The Company has provided to the Purchaser true, correct and complete copies of each such employment agreement, term sheet or other document. Neither the Company nor any representative of the Company has made any verbal commitments to any officers, directors, managers, employees or former employees, consultants or independent contractors of the Company with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated by this Agreement or otherwise. Except as indicated on Schedule 4.14, all employees of the Company are active on the date hereof, not on any sort of leave of absence and, to the Knowledge of the Company, none has expressed any intention to terminate employment with the Company.

Section 4.15 Company Benefit Plans.

(a) Schedule 4.15(a) contains a true and complete list of each Company Benefit Plan sponsored, maintained or contributed to by the Company or with respect to which the Company has an obligation to contribute to or any liability (contingent or otherwise), including, without limitation, as a result of an ERISA Affiliate or any guaranty or indemnity or with respect to any previously-terminated Company Benefit Plan. Any special tax status enjoyed by any such plan is noted on such schedule.

(b) No Company Benefit Plan or ERISA Affiliate Plan is or was ever subject to Title IV of ERISA, Section 302 of ERISA or Sections 412, 430 or 436 of the Code, nor is or was any Company Benefit Plan or ERISA Affiliate Plan a “multiemployer plan,” as defined in Section 414(f) of the Code or Sections 3(37) or 4001(a)(3) of ERISA or a multiple employer plan within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA, or a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and the Company has not had any liability at any time (contingent or otherwise), including, without limitation, as a result of an ERISA Affiliate or any guaranty or indemnity, with respect to any such Company Benefit Plan or ERISA Affiliate Plan. None of the assets, properties or rights of the Company is subject to any Lien under Section 302(f) of ERISA or Section 430(k) of the Code.

(c) Except as set forth in Schedule 4.15(c),

(i) With respect to each Company Benefit Plan identified on Schedule 4.15(a), the Company has heretofore delivered or made available to the Purchaser true and complete copies of (i) the plan documents, plan summaries, summary plan descriptions or, if there is no summary or summary plan description, a written description thereof, (ii) trust agreements, insurance policies, and other documentation with respect to any Company Benefit Plan, (iii) the most recent determination letter, ruling, opinion letter, information letter, or advisory opinion issued with respect to any such Company Benefit Plan, (iv) any filing or documentation (whether or not filed with the Internal Revenue Service (the “IRS”) or the Department of Labor (the “DOL”) where corrective action was taken in connection with or under any IRS Employee Plans Compliance Resolution System or similar program for the current plan year and the three preceding plan years, (v) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Company Benefit Plan for the current plan year and the three preceding plan years, (vi) any IRS or DOL audits or inquiries or any similar investigations or inquiries of any Governmental Authority for the current plan year and the three preceding plan years and (vii) all material correspondence from or to the IRS or the DOL regarding any Company Benefit Plan received or sent during this calendar year or any of the preceding three (3) calendar years, and (viii) such other information and documents relating to any Company Benefit Plan as is reasonably requested by the Purchaser.

(ii) The Company’s records accurately reflect the Company’s employees’ employment histories, including their hours of service, pay and applicable payroll deductions and tax withholdings and all such data is maintained in a usable form.

(iii) Each Company Benefit Plan has been established, qualified, invested, operated and administered in all respects in accordance with its terms and in compliance with all applicable Laws (including, without limitation, ERISA and the Code, the “Applicable Benefit Laws”). All reports required to be filed with any Governmental Authority in connection with such Company Benefit Plans have been filed in accordance with all Applicable Benefit Laws. The Company has not incurred, and, to the Knowledge of the Company, no facts exist which reasonably could be expected to result in, any liability of the Company with respect to any Company Benefit Plan or any ERISA Affiliate Plan, including without limitation, any liability, tax, penalty or fee under any Applicable Benefit Law (other than to pay premiums, contributions or benefits in the Ordinary Course with respect to any Company Benefit Plan consistent with the terms of the applicable Company Benefit Plan). There has not been any non-exempt “prohibited transaction” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any of the Company Benefit Plans with respect to which the Company would be liable for, or required to reimburse or indemnify any other Person for, any related taxes, interest or penalties.

(iv) No fact or circumstance exists that could adversely affect the tax-exempt status of a Company Benefit Plan that is intended to be tax-exempt. Further, each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder that are intended to be exempt from taxation under Section 501(a) of the Code are so exempt.

(v) No former employee, director, manager, officer, consultant, independent contractor, contingent workers or leased employees of the Company (or any spouse, dependent or beneficiary thereof) is currently receiving or entitled to receive “COBRA” continuation coverage required under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA or any similar continuation coverage with respect to a Company Benefit Plan. The Company does not provide any health, life or other welfare benefits for retirees under any Company Benefit Plan other than for any continuation coverage required under Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or other Applicable Benefit Laws for which the recipient pays the full premium. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Company Benefit Plan or other plan or arrangement, and no circumstance exists that could give rise to such Taxes.

(vi) To the extent any Company Benefit Plan or any part thereof is or may be subject to Section 409A of the Code, such Company Benefit Plan or part thereof has been operated and administered in accordance with Section 409A and the plan document has been timely amended to confirm exemption from, or compliance with, the applicable provisions of Section 409A of the Code and no instances of non-compliance with Section 409A of the Code has occurred and, to the Knowledge of the Company, no facts exist which reasonably could be expected to result in any such instances of non-compliance.

(vii) There is no pending or, to the Knowledge of the Company, threatened suit, complaint, claim (other than a routine claim for benefits in the Ordinary Course and consistent with the written terms of the applicable Company Benefit Plan), proceeding, examination, audit, investigation or other proceeding or action of any kind in or before any Governmental Entity with respect to any Company Benefit Plan, and, to the Knowledge of the Company, there exists no state of facts which after notice or lapse of time or both reasonably could be expected to give rise to any such suit, complaint, claim (other than a routine claim for benefits in the Ordinary Course and consistent with the written terms of the applicable Company Benefit Plan), investigation, examination, audit or other proceeding or action.

(viii) All contributions, remittances, payments, premiums or other amounts required to be contributed or paid to any Company Benefit Plan or any participant or beneficiary under the terms of such Company Benefit Plan or any Applicable Benefit Laws have been timely contributed or paid by the required due date and, with respect to those not yet due, reserves established therefor and accrued on the Financial Statements.

(ix) Each person classified as an “employee” of the Company or as an “independent contractor” of the Company has been properly classified as such for all purposes, and, to the Knowledge of the Company, there exists no condition or set of circumstances that could subject the Company or any Company Benefit Plan to any liability, tax, penalty or fee under ERISA, the Code or any Applicable Benefit Law relating to the failure to properly classify any service provider of the Company as an “employee” or “independent contractor.”

(x) Each Company Benefit Plan that is “pension” plan within the meaning of Section 3(2) of ERISA and not qualified under Section 401(a) of the Code is exempt from Parts 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

(xi) The consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any related event, such as the termination of any Person’s employment) shall not (A) result in any payment (including severance, change in control or otherwise) becoming due to any current or former employee, director, officer, consultant, independent contractor, contingent worker or leased employee of the Company, (B) increase any benefits payable under any Company Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan, (D) require the fiduciary of any Company Benefit Plan or related trust, or (E) result in an “excess parachute payment” within the meaning of Section 280G of the Code. The Company is not under any obligation or liability to pay any gross-up amount to reimburse for any taxes, interest or penalties under Sections 409A, 280G or 4999 of the Code.

Section 4.16 Insurance Policies. Schedule 4.16 contains a complete and correct list of all insurance policies carried by or for the benefit of the Company, specifying the insurer, amount of and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage will continue by virtue of premiums already paid. The Company maintains insurance with reputable insurers for the business and assets of the Company against all risks normally insured against, and in amounts normally carried, by corporations of similar size engaged in similar lines of business. All insurance policies and bonds with respect to the business and assets of the Company are in full force and effect. The Company has not reached or exceeded its policy limits for any insurance policies in effect at any time during the past three (3) years.

Section 4.17 Intellectual Property.

(a) Schedule 4.17(a) sets forth a true, correct and complete list of all Company Registered Intellectual Property.

(b) Schedule 4.17(b) sets forth a true, correct and complete list of all Company Proprietary Software.

(c) Schedule 4.17(c) sets forth a true, correct and complete list of all Company Licensed Software.

(d) Schedule 4.17(d) sets forth a true, correct and complete list of all unregistered trade names, logos, slogans, designs and common law trademarks and service marks and any other Company Intellectual Property (other Company Registered Intellectual Property and Company Proprietary Software) that are owned by the Company and material to the operation of its business, together with all internet uniform resource locators and domain names that are the subject of an application, certificate, filing, registration or other document filed or recorded by or for the benefit of the Company.

(e) All of the Company Intellectual Property (other than the Company Licensed Software) is owned exclusively by the Company. The Company has the full right to use the Company Intellectual Property for the life thereof for any purpose in connection with its business, free from any (i) Liens (subject to the terms and conditions of all licenses and related restrictions disclosed to the Purchaser for the Company Licensed Software) and (ii) requirement of any past, present or future royalty payments, license fees, charges or other payments, or conditions or restrictions whatsoever.

(f) The Company Intellectual Property is all of the Intellectual Property necessary to operate the Company’s business as presently conducted. The consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s right to own, use or hold for use any Intellectual Property as owned, used or held for use in the conduct of the Company’s business as currently conducted.

(g) To the Knowledge of the Company, the conduct of the Company’s business has not infringed or otherwise conflicted with, and does not infringe or otherwise conflict with, any rights of any Person in respect of Intellectual Property, including with respect to user interface or “look/feel” of the products or services of the Company. To the Knowledge of the Company, none of the Company Intellectual Property is being infringed or otherwise used or available for use by any Person without a license or written permission from the Company.

(h) No claim or demand of any Person has been made or, to the Knowledge of the Company, threatened, nor is there any litigation that is pending or, to the Knowledge of the Company, threatened, that (i) challenges the rights of the Company in respect of the Company Intellectual Property, or (ii) asserts that the Company is infringing or otherwise in conflict with, or is required to pay any royalty, license fee, charge or other amount in regard to, any Intellectual Property.

(i) The items of Company Registered Intellectual Property that have been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office, the United States Copyright Office or other filing offices, domestic or foreign, remain in full force and effect.

(j) All Company Intellectual Property which the Company purports to own, including the Company Proprietary Software, was developed by (i) an employee of the Company working within the scope of his or her employment at the time of such development, or (ii) agents, consultants, contractors or other Persons, and in each case all such employees, agents, consultants, contractors or other Persons have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company ownership of all intellectual property rights in the Company Intellectual Property.

(k) Except as set forth in Schedule 4.17(k), the Company has not disclosed, delivered, licensed or otherwise made available, and the Company does not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code for any Company Proprietary Software to any Person who is not, as of the date of this Agreement, an employee of Company.

(l) All of the Company Proprietary Software: (i) operates substantially in accordance with its specifications and (ii) to the Knowledge of the Company, is free of any computer instructions, devices or techniques that are designed to infect, disrupt, damage, disable or alter such Software or its processing environment, including other programs, equipment and data. With respect to Company Proprietary Software, the applications can be compiled from the associated source code in accordance with the means currently employed by the Company. The Company has actual and sole possession of the complete source code of Company Proprietary Software and has actual possession of all Company Licensed Software necessary to compile and operate the Company Proprietary Software.

(m) Schedule 4.17(m) sets forth a list of any open source or other similar type of license agreement or distribution model that is utilized by the Company in connection with the Company Proprietary Software or other Company Intellectual Property. Based on the operation of the Company’s business as currently and previously conducted, none of the Company Proprietary Software or other Company Intellectual Property is, in whole or in part, subject to the provision of any open source or other similar type of license agreement or distribution model that (i) requires the distribution or making available of the source code for Company Proprietary Software to the general public, (ii) prohibits or limits the Company from charging a fee or receiving consideration in connection with sublicensing or distributing any Company Proprietary Software, (iii) except as specifically permitted by Law, grants any right to any third party or otherwise allows any such third party to decompile, disassemble or otherwise reverse-engineer any Company Proprietary Software, or (iv) requires the licensing of any Company Proprietary Software to the general public for the purpose of permitting others to make derivative works of Company Proprietary Software (any such open source or other type of license agreement or distribution model described in clause (i), (ii), (iii) or (iv) above, a “Limited License”). By way of clarification, but not limitation, the term “Limited License” includes (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Sun Community Source License (SCSL), and (F) the Sun Industry Standards License (SISL). None of the Company Proprietary Software incorporates, or is distributed with, any software that is subject to a Limited License, nor does any Company Proprietary Software constitute a derivative work of, dynamically link with or otherwise interact with any such software.

(n) Except in order to fulfill its support and maintenance duties for clients in the Ordinary Course, the Company is not under any obligation, whether written or otherwise, to develop any Intellectual Property for any Person (including any client or end user).

(o) No funding, facilities or personnel of Governmental Entity, university, college, other academic institution or research center, were used to develop or create, in whole or in part, any Company Intellectual Property, and no Governmental Entity, university, college, other academic institution or research center, has any claim or right of an ownership or financial nature in or to any Company Intellectual Property.

(p) The Company has taken reasonable steps to protect the rights of the Company in the Trade Secrets, the Confidential Information and any trade secret or confidential information of third parties used in the Company’s business, all employees and other Persons with access to any such information are required to execute, and have executed, Contracts requiring them to maintain the confidentiality of such information and use such information only for the benefit of the Company.

Section 4.18 Transactions with Affiliates. Except as set forth in Schedule 4.18, no officer or director of the Company, no person with whom any such officer or director has any direct or indirect relation by blood, marriage or adoption, or any entity in which any such person, owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange and less than five percent (5%) of the stock of which is beneficially owned by all such persons in the aggregate) or any Affiliate of any of the foregoing or any current or former Affiliate of the Company has any interest in: (a) any Contract, arrangement or understanding with, or relating to, the Company or any of its properties or assets; (b) any Contract, loan, arrangement or understanding for or relating to the Company or any of its properties or assets; or (c) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company.

Section 4.19 Client and Supplier Relations. Schedule 4.19 contains a complete and accurate list of the names and addresses of the twenty (20) largest clients (by revenue volume) of the Company for the twelve month period ended August 31, 2016 (the “Material Clients”). The Company maintains good relations with each of the Material Clients, and, to the Knowledge of the Company, no event has occurred that would materially and adversely affect the Company’s relations with any such Material Client. Except as expressly noted on Schedule 4.19, no Material Client during the last twelve months has canceled, terminated or, to the Knowledge of the Company, made any threat to cancel or otherwise terminate its Contract or to decrease its usage of the Company’s services. The Company has not received any notice and has no Knowledge to the effect that any Material Client, material supplier or material vendor may terminate or materially alter its business relations with the Company, either as a result of the transactions contemplated by this Agreement or otherwise.

Section 4.20 Licenses. Schedule 4.20 is a true, correct and complete list of all Licenses held by the Company. The Company owns or possesses all of the Licenses that are necessary to enable it to carry on its operations as presently conducted. All such Licenses are valid, binding, and in full force and effect. The Company has taken all necessary action to maintain each such License. No loss or expiration of any such License is threatened, pending, or reasonably foreseeable (other than expiration upon the end of any term).

Section 4.21 Ethical Practices. Neither the Company nor any representative thereof has offered, given or promised, and the Company has no Knowledge of any Person that has offered, given or promised on its behalf, anything of value to any Person (including any official of a Governmental Entity, any political party or official thereof, or any candidate for political office), where such offer, gift or promise would constitute a bribe, kickback or illegal or improper payment.

Section 4.22 Client Data. Except as disclosed on Schedule 4.22, the data and information collected or received by the Company in connection with providing services to clients of the Company (collectively, the “Client Data”) to the Knowledge of the Company (a) was collected, acquired and maintained in accordance with all applicable Laws and Contracts, and (b) when used by the Company, in any manner in which the Client Data was used prior to the date hereof, (i) does not infringe the patent, copyright, trademark, trade secret, or other intellectual property rights of any Person, (ii) does not violate the privacy rights of any

Person, and (iii) does not violate any applicable Law or Contract. The Company has taken commercially reasonable steps consistent with prevailing industry practice (including implementing and observing appropriate technical and operational data security processes and policies) to maintain the confidentiality, security and proprietary nature of the Client Data. Since January 1, 2014, to the Knowledge of the Company, there have been (1) no losses or thefts or security breaches suffered by the Company in respect of Client Data or other data used in the Company’s business; (2) no violations of any security policy of the Company, including the policies attached to Schedule 4.22, regarding any Client Data or other data used in the Company’s business; (3) no violations of any applicable Law or Contract by the Company or a contractor or agent acting on behalf of the Company in respect of Client Data; (4) no unauthorized access or unauthorized use of any Client Data or other data used in the Company’s business; and (5) no unintended or improper disclosure of any Client Data in the possession, custody or control of the Company or a contractor or agent acting on behalf of the Company.

Section 4.23 Bank Accounts. Schedule 4.23 sets forth a true, correct and complete list and description of the bank accounts, lock box accounts and other accounts maintained by or for the benefit of the Company.

Section 4.24 Brokers, Finders and Investment Bankers. Other than Needham & Company, LLC (whose fees and expenses shall be included in the Company Transaction Costs), neither the Company nor any officer, director or employee of the Company, nor any Affiliate of the foregoing, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 4.25 Accounts Receivable. The accounts receivable reflected on the balance sheet of the Company at September 30, 2016 and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company involving the rendering of services in the ordinary course of business consistent with past practice; and (b) constitute only valid, undisputed claims of the Company not subject to claims of set-off or other defenses or counterclaims.

Section 4.26 Disclosure. No representation, warranty or covenant made by the Company or the Major Stockholder in this Agreement, the Schedules or the Exhibits attached to this Agreement, or any of the Stockholder Ancillary Documents or Company Ancillary Documents, when all such documents are read together in their entirety, contains an untrue statement of a material fact or omits to state a material fact required to be stated herein or therein or is necessary to make the statements contained herein or therein not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Company and the Major Stockholder as follows:

Section 5.1 Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 5.2 Authorization. Each of the Purchaser and Merger Sub has full corporate power and authority to execute and deliver this Agreement and the Purchaser Ancillary Documents, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Purchaser Ancillary Documents by each of the Purchaser and Merger Sub, the performance by each of the Purchaser and Merger Sub of its obligations hereunder and thereunder, and the consummation of the transactions provided for hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of each of the Purchaser and Merger Sub. This Agreement has been and, as of the Closing Date, the Purchaser Ancillary Documents will be, duly executed and delivered by each of the Purchaser and Merger Sub, as applicable, and do or will, as the case may be, constitute the valid and binding agreements of each of the Purchaser and Merger Sub, as applicable, enforceable against each of the Purchaser and Merger Sub, as applicable, in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 5.3 Absence of Restrictions and Conflicts. Except as set forth in Schedule 5.3, the execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment of and compliance with the terms and conditions hereunder and thereunder do not or will not (as the case may be), with the passing of time or the giving of notice or both, violate or conflict with, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under, require the consent, notice or other action by any Person under, or create in any Person the right to terminate, modify or cancel, (a) any term or provision of the charter documents of the Purchaser or Merger Sub, (b) any material Contract to which the Purchaser or Merger Sub is a party, (c) any judgment, decree or order of any Governmental Entity to which the Purchaser or Merger Sub is a party or by which the Purchaser or Merger Sub or any of their respective properties are bound or (d) any Law applicable to the Purchaser or Merger Sub.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company. For the period commencing on the date hereof and ending on the Closing Date, the Company will except as expressly required hereby and except as otherwise consented to in advance in writing by the Purchaser:

(a) conduct its businesses in the Ordinary Course and not engage in any new line of business or enter into any agreement, transaction or activity or make any commitment with respect to the Company, except those in the Ordinary Course and not otherwise prohibited under this Section 6.1;

(b) make reasonable good faith efforts to preserve intact the goodwill and business organization of the Company, keep the officers and employees of the Company available to the Purchaser and preserve the relationships and goodwill of the Company with clients, vendors, employees and other Persons having business relations with the Company;

(c) maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification;

(d) duly and timely file or cause to be filed all reports and Tax Returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all Taxes, assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

(e) maintain in existing condition and repair (ordinary wear and tear excepted), consistent with past practices, all buildings, offices, shops and other structures located on the Leased Real Property, and all equipment, fixtures and other tangible personal property (whether located on the Leased Real Property or otherwise);

(f) other than as required pursuant to the exercise of Stock Options outstanding on the date hereof, or the issuance of Series AC Preferred Stock pursuant to Section 6.14, not authorize for issuance or issue and deliver any additional shares of its capital stock, or securities convertible into or exchangeable for shares of its capital stock, or issue or grant any right, option or other commitment for the issuance of shares of its capital stock or split, combine or reclassify any shares of its capital stock;

(g) not amend or modify its charter documents (other than the filing of the Restated Certificate);

(h) not declare any dividend, pay or set aside for payment any dividend or other distribution or make any payment to any related parties other than the payment of salaries in the Ordinary Course;

(i) not create any subsidiary, acquire any capital stock or other equity securities of any corporation or acquire any equity or ownership interest in any business or entity;

(j) not dispose of or permit to lapse any right to the use of any patent, trademark, trade name, service mark, license or copyright of the Company (including any of the Company Intellectual Property), or dispose of or disclose to any Person, any trade secret, formula, process, technology or know-how of the Company not heretofore a matter of public knowledge;

(k) not (i) sell any asset, (ii) create, incur or assume any indebtedness, (iii) grant, create, incur or suffer to exist any Lien on any asset of the Company that did not exist on the date hereof, (iv) incur any liability or obligation (absolute, accrued or contingent), except in the Ordinary Course, (v) write-off any guaranteed check, note or account receivable, except in the Ordinary Course, (vi) write-down the value of any asset or investment on the books or records of the Company, except for depreciation and amortization in the Ordinary Course, (vii) cancel any debt or waive any claim or right, (viii) make any commitment for any capital expenditure to be made on or following the date hereof, or (ix) enter into any Contract (A) involving an annual commitment or annual payment to or from the Company of more than $15,000 individually, (B) that could result in liability to the Company in excess of $50,000 or (C) that is outside the Ordinary Course or otherwise material to the Company;

(l) not increase in any manner the compensation, bonus opportunity or benefits of, or enter into any new compensation, bonus or incentive agreement or arrangement with, any of its employees, officers, directors, consultants, independent contractors, contingent workers, leased employees, or other service providers;

(m) not adopt, amend or terminate any Company Benefit Plan or increase the benefits provided under any Company Benefit Plan, adopt any plan that would be a Company Benefit Plan if adopted prior to the date hereof or promise or commit to undertake any of the foregoing in the future;

(n) not amend or terminate any existing employment, severance, termination, change in control, consulting, or other compensation agreement or enter into any new employment, severance, termination, change in control, consulting or other compensation agreement;

(o) not enter into a collective bargaining agreement;

(p) continue to extend clients credit, collect accounts receivable and pay accounts payable and similar obligations in the Ordinary Course;

(q) perform in all material respects all of its obligations under, and not default or suffer to exist any event or condition that with notice or lapse of time or both could constitute a default under, any Company Contract (except those being contested in good faith) and not enter into, assume or amend any Contract or commitment that is or would be a Company Contract other than in the Ordinary Course;

(r) not pay, discharge or satisfy any claim, liability or obligation (absolute, contingent or otherwise) other than the payment, discharge or satisfaction in the Ordinary Course of claims, liabilities and obligations reflected or reserved against in the Financial Statements or incurred in the Ordinary Course;

(s) not increase any reserves for contingent liabilities (excluding any adjustment to bad debt reserves in the Ordinary Course);

(t) maintain in full force and effect and in the same amounts policies of insurance comparable in amount and scope of coverage to that now maintained by or on behalf of the Company;

(u) continue to maintain its books and records in accordance with GAAP consistently applied and on a basis consistent with the Company’s past practice;

(v) continue its cash management practices in the Ordinary Course;

(w) not make or change any election relating to Taxes, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax; and

(x) not authorize, or commit or agree to take, any of the foregoing actions that are prohibited by this Section 6.1.

In connection with the continued operation of the Company during the period commencing on the date hereof and ending on the Closing Date, the Company shall be available to confer in good faith on a regular and frequent basis with the Purchaser regarding operational matters and the general status of on-going operations of the Company. The Company and the Major Stockholder hereby acknowledge that the Purchaser does not and shall not waive any right it may have hereunder as a result of such consultations. The Company and the Major Stockholder shall not, and shall not cause the Company to, take any action that would reasonably be expected to, result in any representation or warranty of the Company or the Major Stockholder set forth herein to become untrue.

Section 6.2 Inspection and Access to Information. During the period commencing on the date hereof and ending on the Closing Date, the Company shall cause its officers, directors, employees, auditors and agents to provide the Purchaser and its accountants, counsel and other authorized representatives full access, during reasonable hours and under reasonable circumstances, to any and all of its premises, employees (including executive officers), properties, contracts, commitments, books, records and other information (including Tax Returns filed and those in preparation) and shall cause the Company’s officers to furnish to the Purchaser and its authorized representatives, promptly upon request therefor, any and all financial, technical and operating data and other information pertaining to the Company and otherwise fully cooperate with the conduct of due diligence by the Purchaser and its representatives.

Section 6.3 Notices of Certain Events. The Company shall promptly notify the Purchaser of:

(a) any change or event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on or otherwise result in any representation or warranty of the Company or the Major Stockholder hereunder being inaccurate in any material respect;

(b) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(c) any notice or other communication from any Governmental Entity in connection with the transactions contemplated hereby;

(d) any action, suit, claim, investigation or proceeding commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date hereof, would have been required to have been disclosed pursuant to Section 4.10 hereof or that relate to the consummation of the transactions contemplated hereby; and

(e) (i) the damage or destruction by fire or other casualty of any asset or part thereof of the Company or (ii) any asset or part thereof becoming the subject of any proceeding (or, to the Knowledge of the Company, any threatened proceeding) for the taking thereof or of any right relating thereto by condemnation eminent domain or other similar governmental action.

The Company and the Major Stockholder hereby acknowledge that the Purchaser does not and shall not waive any right it may have hereunder as a result of such notifications.

Section 6.4 No Solicitation of Transactions. The Company and the Major Stockholder will not, and will cause each of their respective Affiliates not to, directly or indirectly, through any officer, director, manager or agent of any of them or otherwise, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations or discussions of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than the Purchaser with respect to a sale of all or any substantial portion of the assets of the Company, or a merger, consolidation, business combination, sale of all or any substantial portion of the capital stock of the Company, or the liquidation or similar extraordinary transaction with respect to the Company. The Company shall notify the Purchaser orally (within one (1) Business Day) and in writing (as promptly as practicable) of all relevant terms of any inquiry or proposal by a third party to do any of the foregoing that the Company or, to the Knowledge of the Company, the Major Stockholder or any of their respective Affiliates, officers, directors, partners, managers, employees, investment bankers, financial advisors, attorneys, accountants or other representatives may receive relating to any of such matters. In the event such inquiry or proposal is in writing, the Company shall deliver to the Purchaser a copy of such inquiry or proposal together with such written notice.

Section 6.5 Reasonable Efforts; Further Assurances; Cooperation. Subject to the other provisions hereof, each Party shall use its reasonable, good faith efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain all consents required as described on Schedule 4.12 and all regulatory approvals, if any, and to satisfy all conditions to its obligations hereunder and to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to October 31, 2016, in accordance with the terms hereof and shall cooperate fully with each other Party and its officers, directors, employees, agents, counsel, accountants and other designees in connection with any step required to be taken as a part of its obligations hereunder.

Section 6.6 Public Announcements. Upon execution of this Agreement, without the prior written approval of the Purchaser and the Company (which approval shall not be unreasonably withheld, conditioned or delayed), no Party shall (a) make any public announcements or statements regarding this Agreement or the transactions contemplated by this Agreement or (b) make public or disclose the terms of this Agreement or any information provided by any other Party hereunder, except as may be required by applicable securities Laws or applicable requirements of stock exchanges or other similar governing bodies or except, in the case of clause (b), (i) to those Persons who are assisting the Parties in assessing or effecting the transactions contemplated by this Agreement such as their accountants, bankers and legal advisors, (ii) to Company stockholders pursuant to the Stockholder Notice or as otherwise required by applicable corporate Laws, and (iii) as required by oral questions, interrogatories or requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process or governmental investigation.

Section 6.7 Restrictive Covenants.

(a) Definitions. For the purposes of this Section 6.7, the following definitions shall apply:

(i) “Confidential Information” shall mean any data or information of the Company, other than Trade Secrets, which is valuable to the operation of the business of the Company, and not generally known to competitors.

(ii) “Restricted Activities” shall mean all of the activities conducted, offered or provided by the Company as of the Closing Date, including, without limitation, the business of developing, marketing, selling, licensing, distributing or providing (whether by software as a service or otherwise) SIM Services and/or recovery audit services.

(iii) “Restricted Period” shall mean the period beginning on the Closing Date and ending on December 31, 2018.

(iv) “Territory” shall mean the United States of America, the United Kingdom, and Canada, such area being where any client or actively sought prospective client of the Company is located.

(v) “Trade Secrets” shall mean information of the Company, including, but not limited to, technical or nontechnical data, a formula, pattern, compilation, program, including, without limitation, computer software and related source codes, device, method, technique, drawing, process, financial data, financial plan, product plan, list of actual or potential clients or suppliers, or other information similar to any of the foregoing, which derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can derive economic value from its disclosure or use.

(b) Trade Secrets. PointGuard, on behalf of itself, its general partner, PointGuard Management I, L.P., and its general partner, PointGuard Management Company, LTD, and managing directors Krish Panu and Thomas P. Thomas (collectively, “PointGuard Managers”), shall hold in confidence, and shall not disclose, publish or make use of, any Trade Secrets for so long as the pertinent information remains trade secret information under applicable Law (and, in any event, throughout the Restricted Period). Nothing in this Agreement shall diminish the rights of the Purchaser regarding the protection of Trade Secrets and other intellectual property pursuant to applicable Law.

(c) Confidential Information. PointGuard, on behalf of itself and PointGuard Managers, hereby agrees, during the Restricted Period, to hold in confidence all Confidential Information and to not disclose, publish or make use of Confidential Information.

(d) Noncompetition.

(i) PointGuard acknowledges that to protect adequately the interest of the Purchaser in the business of the Company, it is essential that any non-compete covenant with respect thereto cover all Restricted Activities and the entire Territory.

(ii) PointGuard, on behalf of itself and PointGuard Managers, hereby agree, during the Restricted Period, to not, in any manner, directly or indirectly or by assisting others, engage in, have an equity or profit interest in, or render services (of an executive, marketing, administrative, financial or consulting nature) to any business that conducts any of the Restricted Activities in the Territory.

(e) Non-solicitation of Clients, Business Relations, Etc. PointGuard, on behalf of itself and PointGuard Managers, hereby agrees, during the Restricted Period, not to, in any manner, directly or indirectly or by assisting others:

(i) solicit, call or service or attempt to solicit, call or service any current client of the Company or any actively sought prospective client of the Company, in either case, existing as of the Closing Date or during the two (2) year period prior to the Closing Date, for purposes of providing products or services that are competitive with those provided by the Company in the operation of its business as of the Closing Date; or

(ii) induce or attempt to induce any client, supplier, vendor or other business relation of the Company to cease doing business with the Company or any successor thereto.

(f) Non-solicitation of Employees, Etc. PointGuard, on behalf of itself and PointGuard Managers, hereby agrees, during the Restricted Period, not to, in any manner, directly or indirectly or by assisting others, recruit or hire or attempt to recruit or hire, on any of their behalves or on behalf of any other Person, any individual or other Person who is an employee or independent contractor of the Company as of the Closing Date.

(g) Severability. If a judicial determination is made that any of the provisions of this Section 6.7 constitutes an unreasonable or otherwise unenforceable restriction against the Major Stockholder or its Affiliates, the provisions of this Section 6.7 shall be rendered void only to the extent that such judicial or arbitral determination finds such provisions to be unreasonable or otherwise unenforceable with respect to the Major Stockholder or its Affiliates. In this regard, the Parties hereby agree that any judicial authority construing this Agreement shall be empowered to sever any portion of the Territory, any prohibited business activity or any time period from the coverage of this Section 6.7 and to apply the provisions of this Section 6.7 to the remaining portion of the Territory, the remaining business activities and the remaining time period not so severed by such judicial or arbitral authority. Moreover, notwithstanding the fact that any provision of this Section 6.7 is determined not to be specifically enforceable, the Purchaser shall nevertheless be entitled to recover monetary damages from PointGuard as a result of the breach of such provision by it or PointGuard Managers.

(h) Injunctive Relief. PointGuard hereby agrees that any remedy at law for any breach of the provisions contained in this Section 6.7 shall be inadequate and that the Purchaser shall be entitled to injunctive relief in addition to any other remedy the Purchaser might have under this Agreement.

Section 6.8 Employee Matters.

(a) Company Benefit Plans. Prior to the Closing Date, the Company shall make, or cause to be made, all contributions and pay all premiums under each Company Benefit Plan and ERISA Affiliate Plan with respect to periods ending on or prior to the Closing Date. The Company shall (i) terminate the Company 401(k) plan immediately prior to Closing, (ii) if and as requested by the Purchaser, terminate any other Company Benefit Plan immediately prior to Closing, (iii) bear all the expenses of terminating such plans, and (iv) provide Purchaser with documentation evidencing the actions taken by the Company to terminate such plans no later than the Closing Date and so as to permit the Purchaser to approve the form of any such documentation.

(b) Communications. Neither the Major Stockholder, the Company, nor their respective officers, directors, employees, agents and representatives shall make any communication to employees of the Company regarding any Employee Benefit Plan maintained by the Purchaser or one of its Affiliates or any compensation or benefits to be provided after the Closing Date without the prior written consent of the Purchaser.

Section 6.9 Tax Matters.

(a) Tax Periods Ending on or Before the Closing Date. The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. The Major Stockholder shall reimburse the Purchaser for Taxes of the Company with respect to all taxable periods ending on or before the Closing Date, except to the extent such Taxes were reflected as a current liability on the Final Working Capital Schedule, within ten (10) Business Days after payment by the Purchaser or the Company of such Taxes.

(b) Tax Periods Beginning Before and Ending After the Closing Date. The Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date. The Major Stockholder shall reimburse the Purchaser an amount equal to the portion of such Taxes which relates to the portion of such Taxable period ending on the Closing Date, except to the extent such Taxes were reflected as a current liability on the Final Working Capital Schedule, within ten (10) Business Days after payment by the Purchaser or the Company of such Taxes. For purposes of this Section 6.9(b), in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such Taxable period ending on the Closing Date shall be (i) imposed on a periodic basis (such as real or personal property Taxes), the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of Taxes not described in clause (i) (such as franchise Taxes or Taxes that are based on or related to income or receipts), be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company to the extent permitted by applicable Law.

Section 6.10 Stockholder Approval.

(a) The Company shall use its reasonable best efforts to obtain, immediately following the execution and delivery of this Agreement, the Requisite Company Vote pursuant to written consents of the Stockholders (including all holders of the Preferred Stock and Messrs. Joseph Flynn and Thomas Flynn) (the “Stockholder Written Consent”) in the form attached hereto as Exhibit D. Promptly following receipt of the Stockholder Written Consent, the Company shall deliver a copy of the Stockholder Written Consent to the Purchaser promptly following receipt thereof.

(b) Promptly following, but in no event than two (2) Business Days after, receipt of the Stockholder Written Consent, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every Stockholder that did not execute the Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board unanimously determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and other applicable Law and in the best interests of the Stockholders and unanimously approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, (ii) provide the Stockholders to whom it is sent with notice of the actions taken in the Stockholder Written Consent, including the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 228(e) of the DGCL and the bylaws of the Company and (iii) notify such Stockholders of their dissent and appraisal rights pursuant to Section 262 of the DGCL and Chapter 13 of the California General Corporation Law (to the extent applicable to the Company by virtue of Section 2115 thereof). The Stockholder Notice shall include therewith a copy of Section 262 of the DGCL, Chapter 13 of the California General Corporation Law and all such other information as the Purchaser shall reasonably request. All materials submitted to the Stockholders in accordance with this Section 6.10(b) shall be subject to the Purchaser’s advance review and reasonable approvals.

Section 6.11 D&O Tail Policy. Prior to the Closing, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are not less advantageous to the directors and officers of the Company as the Company’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”). The Company shall bear the cost of the D&O Tail Policy, and such costs, to the extent not paid prior to the Closing, shall be included in the determination of Closing Date Transaction Costs. During the term of the D&O Tail Policy, the Purchaser shall not (and shall cause the Surviving Corporation not to) take any action following the Closing to cause the D&O Tail Policy to be cancelled or any provision therein to be amended or waived; provided, that neither the Purchaser, the Surviving Corporation nor any Affiliate thereof shall be obligated to pay any premiums or other amounts in respect of such D&O Tail Policy.

Section 6.12 Release. In consideration for the amounts payable pursuant to this Agreement, as of and following the Closing Date, PointGuard, for itself and on behalf of PointGuard Managers, knowingly, voluntarily and unconditionally releases, forever discharges, and covenants not to sue the Purchaser or the Company, their respective predecessors, successors, parents, subsidiaries and other Affiliates, and all of their respective current and former officers, directors, employees, agents, and representatives from and for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, that PointGuard or any of the PointGuard Managers has or may have, now or in the future, arising out of, relating to, or resulting from any act of commission or omission, errors, negligence, strict liability, breach of contract, tort, violations of Law, matter or cause whatsoever from the beginning of time to the Closing Date; provided, however, that such release shall not cover any claims arising out of this Agreement, including any Company Ancillary Documents, Stockholder Ancillary Documents or Purchaser Ancillary Documents.

Section 6.13 Stockholders’ Agreements. Prior to the Closing, the Company and the Major Stockholder shall take all action necessary to terminate any stockholders’, voting or similar agreements in effect relating to the capital stock of the Company and release the Company from any liability related thereto.

Section 6.14 Bridge Notes. Prior to Closing, each Stockholder holding Bridge Notes shall surrender such Bridge Notes to the Company, and the Company shall issue to each such Stockholder such number of shares of Series AC Preferred Stock as shall be agreed by the Company and such Stockholder, which issuance shall be in full and complete satisfaction of the Company’s obligations under the Bridge Notes.

Section 6.15 Waiver of Notice. The Major Stockholder hereby waives any and all rights to notice under the Company’s certificate of incorporation or any Contract with respect to the transactions contemplated this Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the following conditions:

(a) Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Merger may not be consummated as provided herein.

(b) Required Company Vote. This Agreement and the Merger shall have been duly adopted and approved by the Requisite Company Vote.

Section 7.2 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company and the Major Stockholder set forth in Article IV shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects.

(b) Performance of Obligations of the Company and the Major Stockholder. The Company and the Major Stockholder shall have performed in all material respects all covenants and agreements required to be performed by each of them hereunder at or prior to the Closing.

(c) No Threatened Actions. No proceeding or lawsuit shall have been commenced or threatened by any Governmental Entity or any other Person for the purpose of obtaining any injunction, writ or preliminary restraining order that restrain, prevent, materially delay or require the restructuring of the transactions contemplated hereby.

(d) No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Effect or any development likely to result in a Material Adverse Effect.

(e) Consents. The Company shall have obtained and delivered to the Purchaser the written consents and notices (or waivers with respect thereto) as described on Schedule 7.2(e) (all such consents, notices and waivers shall be in full force and effect on and following the Closing).

(f) Closing Date Indebtedness; Release of Liens. The Company shall have delivered to the Purchaser satisfactory payoff letters with respect to the Closing Date Indebtedness which letters shall provide that upon payment in accordance therewith the Closing Date Indebtedness shall be paid in full and that all Liens relating to the Closing Date Indebtedness shall be released and that all warrants issued in connection therewith have been terminated.

(g) Satisfaction of Bridge Notes. The Company shall have no liabilities or obligations whatsoever under the Bridge Notes.

(h) Additional Required Company Vote; Stockholder Notice. This Agreement and the Merger shall have been duly adopted and approved by all holders of the Preferred Stock and Messrs. Joseph Flynn and Thomas Flynn. The Stockholder Notice shall have been mailed in accordance with Section 6.10(b).

(i) Restated Certificate. The Company shall have adopted and filed the Restated Certificate in accordance with the DGCL.

(j) Opinion of Company Counsel. The Purchaser shall have received an opinion of DPA Law Group, counsel to the Company, dated the Closing Date, substantially in the form attached hereto as Exhibit E.

(k) ATA Funds. ATA Ventures II, L.P. (together with its affiliated funds that hold shares of the capital stock of the Company) shall have executed and delivered to the Purchaser a release of claims substantially consistent with the terms set forth in Section 6.12 and otherwise in form and substance reasonably satisfactory to the Purchaser.

(l) Terminations. The agreements and arrangements listed on Schedule 7.2(l) shall have been terminated such that the Company shall not have any liability or obligation following the Closing related to such agreements or arrangements.

(m) Employment Documents. The applicable employees of the Company shall have executed and delivered to the Purchaser the agreements listed on Schedule 7.2(m), and such agreements shall be in full force and effect.

(n) Ancillary Documents. The Company shall have delivered, or caused to be delivered, to the Purchaser the documents listed in Section 8.2.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Purchaser set forth in Article V shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date.

(b) Performance of Obligations by the Purchaser. The Purchaser shall have performed in all material respects all covenants and agreements required to be performed by it hereunder on or prior to the Closing Date.

(c) Ancillary Documents. The Purchaser shall have delivered, or caused to be delivered, to the Company the documents listed in Section 8.3.

ARTICLE VIII

CLOSING

Section 8.1 Closing. The Closing shall occur on a date designated by the Purchaser within five (5) Business Days following the satisfaction or waiver of the conditions set forth in Article VII (other than any such conditions that are not contemplated to be satisfied until the Closing, but the Closing shall be subject to those conditions), or on such other date as the Purchaser and the Company may agree. The date on which the Closing occurs shall be referred to as the “Closing Date.” The Closing shall take place at the offices of Troutman Sanders LLP, 600 Peachtree Street, Suite 5200, Atlanta, Georgia 30308, or at such other place or means as the Purchaser and the Company may agree.

Section 8.2 Company Closing Deliveries. At (or, to the extent otherwise required under this Agreement, prior to) the Closing, the Company shall, and the Major Stockholder shall cause the Company to, deliver, or cause to be delivered, to the Purchaser the following:

(a) a certificate executed by the Company and the Major Stockholder as to compliance with the conditions set forth in Sections 7.2(a) and (b);

(b) (i) a copy of the certificate of incorporation of the Company, certified by an appropriate authority of the jurisdiction of its organization, (ii) a copy of the bylaws of the Company, certified by the Secretary of the Company, (iii) a copy of the resolutions of the board of directors of the Company approving the transactions contemplated by this Agreement and the Stockholder Written Consent, each certified by the Secretary of the Company, and (iv) a certificate of good standing of the Company, certified by an appropriate authority of the jurisdiction issuing such certificate;

(c) to the extent not already delivered, the organizational record books and minute books of the Company;

(d) the Closing Date Statement;

(e) the Certificate of Merger;

(f) an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in the form required under Treasury Regulation Section 1.897-2(h); and

(g) all other documents required to be entered into by the Company and the Major Stockholder pursuant hereto.

Section 8.3 Purchaser Closing Deliveries. At the Closing, the Purchaser shall have delivered, or caused to be delivered, to the Company the following:

(a) a certificate of an authorized officer of the Purchaser as to compliance with the conditions set forth in Sections 7.3(a) and (b); and

(b) all other documents required to be entered into or delivered by the Purchaser or Merger Sub pursuant hereto.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) in writing by mutual consent of the Company and the Purchaser;

(b) by written notice from the Company to the Purchaser in the event the Purchaser (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it at or prior to the Closing or (ii) materially breaches any of its representations and warranties contained herein, which failure or breach is not cured within ten (10) days following the Company having notified the Purchaser of its intent to terminate this Agreement pursuant to this Section 9.1(b);

(c) by written notice from the Purchaser to the Company in the event the Company or the Major Stockholder (i) fail to perform in any material respect any of their agreements contained herein required to be performed by them at or prior to the Closing or (ii) materially breach any of their representations and warranties contained herein, which failure or breach is not cured within ten (10) days following the Purchaser having notified the Company of its intent to terminate this Agreement pursuant to this Section 9.1(c);

(d) by written notice by the Company to the Purchaser in the event the Closing has not occurred on or prior to November 15, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Company if the Company’s or the Major Stockholder’s failure to perform any of their agreements contained herein has been a principal cause of, or resulted in, the failure of the Closing to occur on or prior to the Outside Date;

(e) by written notice by the Purchaser to the Company in the event the Closing has not occurred on or prior to Outside Date; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to the Purchaser if the Purchaser’s failure to perform any of its agreements contained herein has been a principal cause of, or resulted in, the failure of the Closing to occur on or prior to the Outside Date;

(f) by written notice from the Purchaser to the Company in the event that the Company shall not have delivered to the Purchaser a copy of the executed Stockholder Written Consent within one (1) Business Day following the execution and delivery of this Agreement; or

(g) by written notice from the Company to the Purchaser in the event that, notwithstanding compliance by the Company with Section 6.10(a), the Company shall not have obtained the Stockholder Written Consent within one (1) Business Day following the execution and delivery of this Agreement.

Section 9.2 Specific Performance and Other Remedies. Each Party hereby acknowledges that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at law. In the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party herein, the non-breaching Party or Parties may, subject to the terms hereof and in addition to any remedy at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

Section 9.3 Effect of Termination. In the event of termination of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and there shall be no liability on the part of any Party or its partners, officers, directors or stockholders, except for obligations under Section 6.6, Article XI and this Section 9.3, all of which shall survive such termination. Notwithstanding the foregoing, nothing contained herein shall relieve any Party from liability for any breach hereof.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification Obligations of the Major Stockholder. If the Merger is consummated, and subject to the limitations set forth in this Article X, the Major Stockholder shall indemnify and hold harmless the Purchaser Indemnified Parties from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law) and damages suffered or incurred by such Purchaser Indemnified Parties whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or resulting from:

(a) any breach or inaccuracy of any representation or warranty made by the Company or the Major Stockholder in this Agreement;

(b) any breach of any covenant, agreement or undertaking made by the Company or the Major Stockholder in this Agreement;

(c) any liability or obligation of the Company arising on or prior to the Closing Date or, to the extent caused by any breach or default or action occurring prior to the Closing Date, any liability or obligation of the Company arising after the Closing Date other than (i) current liabilities of the Company to the extent reflected on the Final Working Capital Schedule, and (ii) obligations to be performed by the Company after the Closing Date pursuant to Contracts disclosed in the Schedules hereto (exclusive of obligations arising from any breach or default by the Company under such Contracts which occurred on or prior to the Closing Date);

(d) any liability or obligation (i) for any Taxes of the Company with respect to any Tax period or portion thereof ending on or before the Closing Date (or for any Tax period beginning before and ending after the Closing Date to the extent allocable (determined in a manner consistent with Section 6.9(b)) to the portion of such period beginning before and ending on the Closing Date), except to the extent such Taxes were reflected as a current liability on the Final Working Capital Schedule, (ii) for the unpaid Taxes of any Person (other than the Company) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or foreign Law), and (iii) for the unpaid Taxes of any Person (other than the Company) as a transferee or successor, by Contract, or otherwise, which Taxes relate to an event or transaction occurring before the Closing;

(e) any claim made by any former or current holder of any capital stock or other equity interest, or option or right to acquire any capital stock of equity interest, of the Company in connection with (i) the transactions contemplated by this Agreement (including any claim for appraisal or dissenters’ rights under applicable Law or the calculations or determinations set forth on the Equityholder Payment Instructions) or (ii) any rights relating to shares of capital stock or other equity interest, or option or right to acquire any capital stock of equity interest, of the Company, in either case, other than in connection with the Purchaser’s failure to pay the Merger Consideration pursuant to this Agreement in accordance with the Equityholder Payment Instructions;

(f) the Company Indebtedness, the Company Transaction Costs and the Employee Liabilities, in each case to the extent not deducted in the determination of the Net Closing Payment, but excluding any severance amounts that become payable to Joe Flynn and/or Frank Harbist after the Closing Date; and

(g) any fraud, intentional misrepresentation, criminal activity, or willful misconduct of the Company or the Major Stockholder in connection with this Agreement.

The claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments and damages of the Purchaser Indemnified Parties described in this Section 10.1 as to which the Purchaser Indemnified Parties are entitled to indemnification are collectively referred to as “Purchaser Losses”. The Major Stockholder shall have no right of contribution from the Company for any claim made hereunder by the Purchaser Indemnified Parties after the Effective Time.

Solely for purposes of the indemnifications obligations set forth in this Section 10.1, except with regard to Section 10.1(g), the Knowledge standards and qualifications in any representation, warranty, covenant, agreement or obligation under this Agreement shall be disregarded and given no effect.

Section 10.2 Indemnification Obligations of the Purchaser. If the Merger is consummated, and subject to the limitations set forth in this Article X, the Purchaser shall indemnify and hold harmless the Stockholder Indemnified Parties from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages suffered or incurred by such Purchaser Indemnified Parties whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or resulting from:

(a) any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement;

(b) any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement; or

(c) any fraud, intentional misrepresentation, criminal activity or willful misconduct of the Purchaser in connection with this Agreement.

The claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments and damages of the Stockholder Indemnified Parties described in this Section 10.2 as to which the Stockholder Indemnified Parties are entitled to indemnification are collectively referred to as “Stockholder Losses”.

Section 10.3 Indemnification Procedure.

(a) Promptly following receipt by an Indemnified Party of notice by a third party (including any Governmental Entity) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Purchaser Loss or any Stockholder Loss (as the case may be), such Indemnified Party shall notify the Purchaser or the Stockholder Representative, as the case may be (the “Indemnifying Party”), provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in the forfeiture by, or otherwise materially adversely affects, the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within fifteen (15) days thereafter assuming full responsibility for any Purchaser Losses or Stockholder Losses (as the case may be) resulting from such audit, investigation, action or proceeding, to assume the defense of such audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, however, that the Indemnifying Party shall not be entitled to assume such defense if (i) such audit, investigation, action or proceeding relates to or arises in connection with any criminal allegation, (ii) such audit, investigation, action or proceeding seeks an injunction or equitable relief against an Indemnified Party, (iii) an adverse determination with respect to such audit, investigation, action or proceeding would be detrimental to or injure an Indemnified Party’s reputation or future business prospects, or (iv) the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such audit, investigation, action or proceeding. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such fifteen (15)-day period, then such Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party shall not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding for which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume and maintain the defense of such claim pursuant to Section 10.3(a) or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its officers, directors, employees and Affiliates from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (A) such settlement, compromise or consent includes an unconditional release of the Indemnified Party and its officers, directors, employees and Affiliates from all liability arising out of such claim, (B) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (C) does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) In the event an Indemnified Party claims a right to payment pursuant to this Agreement, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this Section; provided, however, that no Indemnifying Party shall have any liability with respect to any claim unless notice of such claim is delivered to the Indemnifying Party prior to the close of the applicable survival period set forth in Section 10.4. In the event the Indemnifying Party does not notify the Indemnified Party within 30 days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article X or the amount thereof, the claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this Article X and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand, or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or portion of such claim) becomes finally determined. In the event the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, as promptly as possible, such Indemnified Party and the appropriate Indemnifying Party will establish the merits and amount of such claim and, within five (5) Business Days following the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds an amount equal to such claim as determined hereunder.

Section 10.4 Survival. The representations and warranties of the Parties contained herein shall not be extinguished by the Closing, but shall survive the Closing until, and all claims for indemnification in connection therewith shall be asserted not later than, December 31, 2018; provided, however, that the representations and warranties contained in Section 4.1 (Organization; No Subsidiaries), Section 4.2 (Authorization), Section 4.4 (Capitalization), the first sentence of Section 4.6 (Title to Assets; Related Matters), Section 4.13 (Tax Returns; Taxes), Section 4.15 (Company Benefit Plans), Section 4.24 (Brokers, Finders and Investment Bankers), Section 5.1 (Organization) and Section 5.2 (Authorization) (collectively, the “Surviving Representations”) shall survive from the Closing to the date that is sixty (60) days after the expiration of the applicable statute of limitations. The covenants and agreements of the

Parties hereunder shall survive without limitation as to time (except as limited by applicable statutes of limitation), and the period during which a claim for indemnification may be asserted in connection therewith shall continue indefinitely (except as limited by applicable statutes of limitation). Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 10.5 Offset. Subject to Section 10.6, the Purchaser shall have the right to set-off, reduce and offset any amount otherwise payable by Purchaser under this Agreement (including any Earnout Payment) by the amount of any Purchaser Losses finally determined or agreed upon pursuant to the terms of this Agreement or asserted but unresolved as of the payment date; provided, however, to the extent any such asserted but unresolved claims are finally determined or agreed upon pursuant to the terms of this Agreement not to be Purchaser Losses, the Purchaser shall pay promptly to the appropriate payees such improperly withheld amount, together with interest thereon at a rate of 5% per annum commencing on the scheduled date of payment and continuing to and including the actual date of payment.

Section 10.6 Liability Limits. Notwithstanding anything to the contrary set forth herein:

(a) The Purchaser Indemnified Parties shall not make any claim for indemnification under Section 10.1(a) for Purchaser Losses unless and until the aggregate amount of such Purchaser Losses exceeds $25,000 (the “Basket”), in which event the Purchaser Indemnified Parties may claim indemnification for all Purchaser Losses, including the Basket; provided, however, that the Surviving Representations shall not be subject to the Basket.

(b) The aggregate amount of Purchaser Losses recoverable by the Purchaser Indemnified Parties (by offset or otherwise) under Section 10.1(a) and/or Section 10.1(c) shall not exceed the Cap; provided, however, that the Surviving Representations and Purchaser Losses recoverable under Sections 10.1(b), (d), (e), (f) and (g) shall not be subject to the Cap.

(c) Subject, as applicable, to the recovery limitations under Section 10.6(b), the maximum aggregate amount of Purchaser Losses that the Purchaser Indemnified Parties shall be entitled to recover directly from the Major Stockholder (other than, subject to Section 10.6(b), by offset) under Section 10.1 shall not exceed the greater of (i) $1,578,000 and (ii) the amount of Merger Consideration actually received by the Major Stockholder; provided, however, the following shall not be subject to such limitation with respect to the Major Stockholder: (A) Purchaser Losses under Section 10.1(b) that arise out of or result from any breach of any covenant, agreement or undertaking made by the Major Stockholder or any of its Affiliates (excluding, for clarity, the Company (if otherwise applicable) from such “Affiliates”) under Article VI in this Agreement, and (B) Purchaser Losses under Section 10.1(g) that arise out of or relate to any fraud, intentional misrepresentation, criminal activity, or willful misconduct of the Major Stockholder or any of its Affiliates (excluding, for clarity, the Company (if otherwise applicable) from such “Affiliates”) in connection with this Agreement.

Section 10.7 Limitations. In no event shall any Party or its Affiliates be liable under Article X to any Indemnified Parties for any exemplary or punitive damages, all of which are hereby excluded by agreement of the Parties regardless of whether or not any Party has been advised of the possibility of such damages; provided, however, in the event that an Indemnified Party is liable for any exemplary or punitive damages as a result of a third party action subject indemnification under Article X, the Indemnifying Party(ies) with an indemnification obligation for such third party claim shall be liable for such exemplary or punitive damages.

Section 10.8 Insurance Proceeds. In the event a claim for indemnification hereunder by a Purchaser Indemnified Party, the Purchaser Losses shall be calculated net of any proceeds actually received by any Purchaser Indemnified Party from any insurance policy set forth on Schedule 4.16 hereto in response to a claim made by such Purchaser Indemnified Party with respect to the same facts or circumstances giving risk to such claim for indemnification. The availability of insurance coverage shall not permit an indemnitor to delay any payment required hereunder; rather, such payments shall be made in accordance with the terms hereof. If insurance proceeds are received by such Purchaser Indemnified Party prior to the payment by the indemnitor, the indemnitor’s obligation shall be reduced by such amount, and if insurance proceeds are subsequently received by such Purchaser Indemnified Party, such Purchaser Indemnified Party will reimburse the Indemnitor for such amount.

Section 10.9 Mitigation. Each of the Parties agrees to take commercially reasonable steps to mitigate respective damages (including Purchaser Losses) upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any damages that are indemnifiable, in each case as may be required under applicable Law.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.1 Notices. All notices, communications and deliveries under this Agreement will be made in writing signed by or on behalf of the Party making the same, will specify the Section under this Agreement pursuant to which it is given or being made, and will be delivered personally or by facsimile transmission or sent by registered or certified mail (return receipt requested) or by overnight courier delivery service (with evidence of delivery and postage and other fees prepaid) as follows:

To the Purchaser:	PRGX USA, Inc.
600 Galleria Parkway
Suite 100
Atlanta, Georgia 30339
Attn: Victor A. Allums, Senior Vice President & General Counsel
Facsimile No.: (770) 779-3034

with a copy to:	Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Attn: Stephen E. Lewis
Facsimile No.: (404) 962-6616

To the Company, the Major Stockholder or the Stockholder Representative:

c/o PointGuard Ventures 3000 Sand Hill Road, Bldg 3, Suite 201 Attn: Krish Panu
Facsimile No.: 650 887 0950

with a copy to:	DPA Law Group
1100 Lincoln Ave. #381
San Jose, California 95125
Attn: Andrew J. Piunti
Facsimile No.: (408) 351-4444

or to such other representative or at such other address of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery will be deemed given or made (a) on the date of delivery if delivered in person, (b) on the first (1st) Business Day after delivery to an appropriate customer service representative if sent by overnight courier, (c) upon transmission by facsimile if receipt is confirmed by telephone or (d) on the fifth (5th) Business Day after it is mailed by registered or certified mail.

Section 11.2 Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations under this Agreement will be made except with the prior written consent of the other Parties to this Agreement; provided, however, that the Purchaser shall, without the obligation to obtain the prior written consent of any other Party to this Agreement, be entitled to assign this Agreement or all or any part of its rights or obligations hereunder to any one (1) or more Affiliates of the Purchaser and/or as collateral to any Person providing financing for the transactions contemplated by this Agreement. This Agreement will be binding upon and will inure to the benefit of the Parties and their successors and permitted assigns, and any reference to a Party will also be a reference to a successor or permitted assign.

Section 11.3 Controlling Law; Amendment. This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules. This Agreement may not be amended, modified or supplemented except by written agreement of the Parties.

Section 11.4 Consent to Jurisdiction, Etc. Each of the Parties hereby irrevocably consents and agrees that, subject to Section 3.8(e) and Section 3.9(i), any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document (for purposes of this Section, a “Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware. The Parties agree that, after a Legal Dispute is before a court as specified in this Section 11.4 and during the pendency of such Legal Dispute before such court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including, without limitation, any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each of the Parties hereby waives, and agrees not to assert, as a defense in any legal dispute, that such Party is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such court or that such Party’s property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum or that the venue of the action, suit or proceeding is improper. Each Party hereto agrees that a final judgment in any action, suit or proceeding described in this Section 11.4 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

Section 11.5 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

Section 11.6 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one (1) of such counterparts.

Section 11.7 Enforcement of Certain Rights. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third party beneficiary of this Agreement.

Section 11.8 Waiver. Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

Section 11.9 Integration. This Agreement and the documents executed pursuant to this Agreement supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter of this Agreement.

Section 11.10 Cooperation Following the Closing. Following the Closing, each Party shall deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to any other Party the benefits of this Agreement.

Section 11.11 Transaction Costs. Except as otherwise expressly provided herein, (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of its accountants and counsel, and (b) the Company and the Major Stockholder shall pay the fees, costs and expenses of the Company and the Major Stockholder incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees, costs and expenses of their financial advisors, accountants and counsel.

Section 11.12 Stockholder Representative.

(a) Upon the Effective Time, each Stockholder shall have irrevocably constituted and appointed Krish Panu as the true and lawful agent and attorney-in-fact (the “Stockholder Representative”) of such Stockholder with full powers of substitution to act in the name, place and stead of such Stockholder with respect to the performance on behalf of such Stockholder under the terms and provisions of this Agreement, the Company Ancillary Documents and the Stockholder Ancillary Documents, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Stockholder Representative shall deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement, the Company Ancillary Documents and the Stockholder Ancillary Documents, including the power to:

(i) act for each Stockholder with respect to all indemnification matters referred to in this Agreement, including the right to compromise or settle any such claims on behalf of any Stockholder;

(ii) act for each Stockholder with respect to all matters relating to the consideration payable pursuant to this Agreement and all matters relating to any adjustment thereof;

(iii) amend or waive any provision of this Agreement or any of the Company Ancillary Documents or Stockholder Ancillary Documents in any manner that does not differentiate among the Stockholders;

(iv) employ, obtain and rely upon the advice of legal counsel, accountants and other professional advisors as the Stockholder Representative, in its discretion, deems necessary or advisable in the performance of its duties as the Stockholder Representative;

(v) incur any expenses, liquidate and withhold assets received on behalf of any Stockholder prior to their distribution to such Stockholder to the extent of any amount that the Stockholder Representative deems necessary for payment of or as a reserve against expenses, and pay such expenses or deposit the same in an interest-bearing bank account established for such purpose;

(vi) receive and receipt for any portion of the consideration due from the Purchaser to any Stockholder pursuant to this Agreement, the Company Ancillary Documents and the Stockholder Ancillary Documents;

(vii) receive all notices, communications and deliveries hereunder on behalf of each Stockholder under this Agreement, the Company Ancillary Documents and the Stockholder Ancillary Documents; and

(viii) do or refrain from doing any further act or deed on behalf of each Stockholder which the Stockholder Representative deems necessary or appropriate, in the sole discretion of the Stockholder Representative, relating to the subject matter of this Agreement, the Company Ancillary Documents and the Stockholder Ancillary Documents, as fully and completely as any Stockholder could do if personally present and acting and as though any reference to any Stockholder in such agreement was a reference to the Stockholder Representative.

(b) The Purchaser shall be entitled to deal exclusively with the Stockholder Representative on all matters relating to this Agreement and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Stockholder by the Stockholder Representative, and on any other action taken or purported to be taken on behalf of any Stockholder by Stockholder Representative, as being fully binding upon such Person. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Stockholders. Any decision or action by Stockholder Representative hereunder, including any agreement between the Stockholder Representative and the Purchaser relating to the defense, payment or settlement of any claims for indemnification hereunder, shall constitute a decision or action of all Stockholders and shall be final, binding and conclusive upon each such Person. No Stockholder shall have the right to object to, dissent from, protest or otherwise contest the same. The provisions of this Section, including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and shall not be terminated by any act of any one or Stockholders, or by operation of Law, whether by death or other event.

(c) The Stockholder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of a majority in interest of the Preferred Stockholder according to the number of shares of capital stock of the Company held by each Preferred Stockholder immediately prior to the Effective Time. In the event of the death, incapacity, resignation or removal of Stockholder Representative, a new Stockholder Representative shall be appointed by the vote or written consent of a majority in interest of the Preferred Stockholder according to the number of shares of capital stock of the Company held by each Preferred Stockholder immediately prior to the Effective Time. Notice of such vote or a copy of the written consent appointing such new Stockholder Representative shall be sent to the Purchaser, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by the Purchaser; provided, that until such notice is received, the Purchaser, Merger Sub and the Surviving Corporation shall be entitled to rely on the decisions and actions of the prior Stockholder Representative.

(d) The Stockholder Representative shall not be liable to the Stockholders for actions taken pursuant to this Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, intentional misconduct or bad faith.

[Signatures follow on next page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

PRGX USA, INC.

By:	/s/ Ronald E. Stewart
Name: Ronald E. Stewart
Title: President and Chief Executive Officer

BRAVEHEART MERGER CO.

By:	/s/ Ronald E. Stewart
Name: Ronald E. Stewart
Title: President and Chief Executive Officer

LAVANTE, INC.

By:	/s/ Frank Harbist
Name: Frank Harbist
Title: President and Chief Executive Officer

MAJOR STOCKHOLDER:

PointGuard Ventures I, L.P.
By	PointGuard Management I, L.P.,
Its General Partner
Acting by its General Partner,
PointGuard Management Company, LTD

By:	/s/ Krish Panu
Name: Krish Panu
Title: Managing Director

Address:	3000 Sand Hill Road
Bldg 3, Suite 210
Menlo Park, CA 94025

STOCKHOLDER REPRESENTATIVE:

/s/ Krish Panu
Krish Panu